Exhibit 2.5

Execution Copy

STOCK PURCHASE AGREEMENT

by and among

the Stockholders listed on the Signature Pages hereto,

and

Higher One, Inc.

November 19, 2009

Table of Contents

ARTICLE I. PURCHASE AND SALE OF SHARES		1

1.01.	Purchase and Sale of Shares	1
1.02.	Purchase Price	1
1.03.	Closing Transactions	2

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS		5

2.01.	Incorporation and Corporate Power	6
2.02.	Execution, Delivery; Valid and Binding Agreements	6
2.03.	No Breach	6
2.04.	Governmental Entities; Consents	7
2.05.	Subsidiaries	7
2.06.	Capital Stock	7
2.07.	Financial Statements	8
2.08.	Absence of Undisclosed Liabilities	8
2.09.	No Material Adverse Effect	9
2.10.	Absence of Certain Developments	9
2.11.	No Disclosure of Confidential Information	10
2.12.	Title to Properties	11
2.13.	Receivables	12
2.14.	Tax Matters	12
2.15.	Contracts and Commitments	14
2.16.	Intellectual Property Rights	16
2.17.	Litigation	19
2.18.	Service Providers	19
2.19.	Employee Benefit Plans	21
2.20.	Insurance	24
2.21.	Affiliate Transactions	24
2.22.	Customers and Suppliers	24
2.23.	Officers and Directors; Bank Accounts	24
2.24.	Compliance with Laws; Permits; Data Security	25
2.25.	Environmental Matters	26
2.26.	Brokerage	27
2.27.	Representation by Counsel	27
2.28.	Disclosure	27

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF HIGHER ONE		27

3.01.	Incorporation and Corporate Power	27
3.02.	Execution, Delivery; Valid and Binding Agreements	28
3.03.	No Breach	28
3.04.	Governmental Entities; Consents	28
3.05.	Litigation	28
3.06.	Accuracy of Financial Statements	28
3.07.	Senior Indebtedness	28

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3.08.	Certain Other Circumstances	29

ARTICLE IV. ADDITIONAL AGREEMENTS		29

4.01.	Agreement Not to Compete	29
4.02.	Healthcare Business	29
4.03.	Tax Matters	29
4.04.	Investigation by the Stockholders	31
4.05.	Investigation by Higher One	32
4.06.	Company Employee Benefit Plans	32
4.07.	Conduct of Business following Closing	33
4.08.	Certain Covenants of Higher One.	33

ARTICLE V. SURVIVAL; INDEMNIFICATION		36

5.01.	Survival of Representations, Warranties and Covenants	36
5.02.	Indemnification by the Stockholders	36
5.03.	Indemnification by Higher One	37
5.04.	Method of Asserting Claims	37
5.05.	Limitations on Indemnification	39
5.06.	Sources of Indemnification	40
5.07.	Tax and Insurance Benefits	40
5.08.	Escrow Amount	40
5.09.	Right of Offset	40
5.10.	Objections to Claims Against the Escrow Fund	40
5.11.	Resolution of Conflicts; Arbitration	41
5.12.	Remedies	42
5.13.	Purchase Price Adjustment	42

ARTICLE VI. DEFINITIONS		42

ARTICLE VII. MISCELLANEOUS		45

7.01.	Press Releases and Announcements	45
7.02.	Expenses	45
7.03.	Further Assurances	45
7.04.	Amendment and Waiver	45
7.05.	Notices	45
7.06.	Assignment	47
7.07.	Severability	47
7.08.	Complete Agreement	47
7.09.	Counterparts	47
7.10.	Governing Law	47
7.11.	Parties in Interest	47
7.12.	Construction of Terms	47
7.13.	No Strict Construction; Stockholder Disclosure Schedule	47
7.14.	Consent to Jurisdiction; Waiver of Jury Trial	48
7.15.	Confidentiality	48

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This STOCK PURCHASE AGREEMENT, dated as of November 19, 2009 (this “Agreement”), is entered into by and among Higher One, Inc. a Delaware corporation (“Higher One”) and the stockholders of Informed Decisions Corporation, a California corporation (the “Company”), listed on the signature pages hereto (the “Stockholders”). Capitalized terms used herein have the meanings ascribed to them in the sections cross-referenced in Article VI below.

W I T N E S S E T H

WHEREAS, the Stockholders own in the aggregate all of the issued and outstanding shares of capital stock of the Company (collectively, the “Shares”);

WHEREAS, Higher One desires to purchase from the Stockholders, and the Stockholders desire to sell to Higher One, the Shares (the “Stock Purchase”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the Stockholders, Higher One and U.S. Bank National Association (the “Escrow Agent”) shall enter into an escrow agreement (the “Escrow Agreement”) providing for the formation of an escrow fund (the “Escrow Fund”); and

WHEREAS, Higher One and the Stockholders desire to make certain representations, warranties, covenants and agreements in connection with, and establish various conditions precedent to, the Stock Purchase.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Higher One and the Stockholders hereby agree as follows:

ARTICLE I.

PURCHASE AND SALE OF SHARES

1.01. Purchase and Sale of Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, each Stockholder, severally and individually, shall sell, convey, assign, transfer and deliver to Higher One, and Higher One shall purchase from each Stockholder, all of the right, title and interest of such Stockholders in and to all Shares held by such Stockholders, free and clear of all Liens.

1.02. Purchase Price. Subject to the terms and conditions of this Article I, the total purchase price (the “Purchase Price”) to be paid by Higher One for the Shares shall be an amount equal to the sum of the Closing Purchase Price and the Post-Closing Payments (each, as defined below). The Purchase Price shall be paid to the Stockholders pro rata in accordance with each Stockholder’s percentage ownership as set forth in Schedule 1.03(b) hereto.

(i) The “Closing Purchase Price” equals $14,581,283.

(ii) The “Post-Closing Payments” equals the sum of the amounts payable by Higher One to the Stockholders in the aggregate principal amount of $10,000,000 in favor of the Stockholders that shall be payable in accordance with the terms hereof and as follows:

(A) $1,750,000 in cash to the Stockholders on or before March 31, 2010;

(B) an additional $1,750,000 in cash to the Stockholders on or before June 30, 2010;

(C) an additional $1,750,000 in cash to the Stockholders on or before September 30, 2010; and

(D) an additional $1,750,000 in cash to the Stockholders on or before December 31, 2010.

(E) The foregoing Post-Closing Payments shall be referred to herein as the “Initial Post-Closing Payments”.

(F) On or before December 31, 2010, Higher One shall pay the Stockholders as purchase price for the Shares, the remaining $3,000,000 of the Post-Closing Payments (the “Final Post-Closing Payment”); provided, however, that on such date, Higher One may deposit a portion of the Final Post-Closing Payment with the Escrow Agent equal to the lesser of (A) the Final Post-Closing Payment and (B) the Cap (as defined below) minus (x) any amount previously indemnified by the Stockholders pursuant to Article V and (y) any Claimed Amount (as defined below) previously deposited with the Escrow Agent pursuant to the terms set forth in Section 5.09. Such deposit shall be referred to as the “Escrow Amount,” which shall be reduced from time to time through distributions in accordance with the Escrow Agreement. For purposes of clarity, any portion of the Final Post-Closing Payment not deposited by Higher One pursuant to this Section 1.02(ii)(F), shall be paid to the Stockholders on or before December 31, 2010.

1.03. Closing Transactions.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wiggin and Dana LLP, One Century Tower, New Haven, Connecticut 06508, at 9:00 a.m. local time on November 19, 2009, or at such other time and/or place as is mutually agreeable to the parties (the “Closing Date”).

(b) At the Closing:

(i) Higher One shall pay the Closing Purchase Price to the Stockholders by wire transfer of immediately available funds allocated to each Stockholder pro rata to each Stockholder’s percentage ownership as set forth in Schedule 1.03(b) hereto, against delivery of certificates representing the Shares, duly endorsed in blank or accompanied by duly executed stock powers in form satisfactory to Higher One, which Shares shall be free and clear of all Liens;

(ii) Higher One shall pay Dan Peterson $970,000 pursuant to the Non-Compete Agreement of even date herewith;

(iii) Higher One shall pay CSWL, Inc. $2,000,000 pursuant to the Non-Compete Agreement of even date herewith;

(iv) The Stockholders shall deliver to Higher One the following:

(A) each consent and approval set forth on Schedule 1.03(b)(iv)(A);

(B) all corporate books and records, including the minute books, and other materials related to the corporate administration of the Company;

(C) an executed resignation (effective as of the Closing) from each of the officers and directors of the Company identified in Schedule 1.03(b)(iv)(C), which resignation shall include such individual’s resignation of his or her position as an officer and/or director of the Company;

(D) a release by the Stockholders, Pradeep Palazhi and ValueAdd Solutions, Inc. of any and all claims against the Company, other than: (I) claims under the Transactions Documents; (II) claims for indemnification under the Governing Documents of the Company or the Corporations Code of California; (III) claims under the Labor Code of California that cannot be released by Law; or (IV) claims arising out of occurrences after the Closing Date (the “Releases”);

(E) copies of (i) the Articles of Incorporation, certified by the Secretary of State of California and (ii) Certificates of Good Standing from the Secretary of State of each state in which the Company is incorporated or qualified to do business, evidencing the good standing of the Company in each such jurisdiction;

(F) a copy of the resolutions of the Board of Directors of the Company approving the transactions contemplated hereby and recommending them to the Stockholders, and a copy of the bylaws of the Company, along with a certificate, dated as of the Closing Date, executed on behalf of the Company by the corporate secretary of the Company certifying to Higher One (i) that such copies are true, correct and complete copies of such resolutions and bylaws, respectively, and (ii) that such resolutions and bylaws, respectively, were duly adopted and have not been amended or rescinded;

(G) the stock certificates for all of the Shares, free and clear of all Liens, which certificates shall be duly endorsed to Higher One or accompanied by duly executed stock powers in form satisfactory to Higher One;

(H) duly executed counterparts of the Amendment to Offer Letter by and between the Company and Greg Schuster (the “Schuster Amendment”);

(I) waivers of any provisions of the following Contracts, which as a result of the transactions contemplated by this Agreement, give rise to any right to receive severance or other payments upon termination of such Contract:

(i) the Consulting Agreement by and between ValueAdd Solutions, Inc. and the Company dated April 1, 2009.

(J) a properly executed FIRPTA certificate for purposes of satisfying Higher One’s obligations under Treasury Regulations § 1.1445-1(b);

(K) evidence that the Company has taken all action necessary in order for any of the options outstanding as of the Closing to be cancelled;

(L) an estoppel certificate, in form reasonably satisfactory to Higher One, with respect to each of the Leases;

(M) duly executed counterparts of the transition services agreements, in substantially the form attached hereto as Exhibits A-1, A-2 and A-3 (the “Transition Services Agreements”);

(N) written legal opinion letter from counsel to the Company addressed to Higher One and dated as of the Closing Date, in substantially the form attached hereto as Exhibit B;

(O) a duly executed counterpart of the Escrow Agreement from each of the Stockholders;

(P) evidence of the HealthCare Business Transfer;

(Q) duly executed counterpart for each of the Non-Compete Agreements by the Stockholders;

(R) the supervisor consent and the subordinate consent obtained from certain employees of the Company, in the form previously agreed by Higher One and the Stockholders;

(S) evidence of the redemption of all of the Company’s issued and outstanding Preferred Stock, along with copies of cancelled stock certificate(s);

(T) evidence of the adoption of shareholder resolutions described in Section 2.14(l);

(U) evidence of cancellation of the Promissory Note, dated October 20, 1999, issued by the Company to Dan Peterson in the principal amount of $142,099; and

(V) duly executed counterparts of the subordination agreement, by and among Higher One, the Stockholders, Bank of America, N.A. (the “Agent”) and the other parties thereto, in substantially the form attached hereto as Exhibit C (the “Subordination Agreement”).

(v) Higher One shall deliver to the Stockholders the following:

(A) a copy of the text of the resolutions adopted by the board of directors of Higher One authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the consummation of all of the transactions contemplated hereby and thereby, along with a certificate, dated as of the Closing Date, executed on behalf of Higher One by the corporate secretary of Higher One certifying to the Stockholders (I) that such copy is a true, correct and complete copy of such resolutions, and (II) that such resolutions were duly adopted and have not been amended or rescinded;

(B) a guarantee from Higher One Holdings, Inc. and Higher One Machines, Inc. in favor of the Stockholders;

(C) the executed Reaffirmation Agreement, by Higher One and the Agent, dated as of the date hereof;

(D) a duly executed counterpart of the Transition Services Agreements from the Company;

(E) a copy of an employee retention plan, in substantially the form attached hereto as Exhibit D;

(F) a duly executed counterpart of the Escrow Agreement from Higher One;

(G) a duly executed counterpart for each of the Non-Compete Agreements; and

(H) a duly executed counterpart for each of the Subordination Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES

OF THE STOCKHOLDERS

As a material inducement to Higher One to enter into this Agreement, with the understanding that Higher One will be relying thereon in consummating the transactions contemplated hereby, each of the Stockholders hereby jointly and severally, except with respect to Sections 2.02 and 2.03, which each of the Stockholders hereby severally and not jointly, represents and warrants to Higher One that, except (a) as set forth in the disclosure schedule delivered by the Stockholders to Higher One on the date hereof (the “Stockholder Disclosure Schedule”) (which Stockholder Disclosure Schedule sets forth the exceptions to the representations and warranties contained in this Article II under captions referencing the Sections and subsections, if any, of this Agreement to which such exceptions apply) and (b) no representation or warranty is made in this Article II with respect to the Healthcare Business (as such term is defined below), including, but not limited to, Sections 2.04, 2.12(c) 2.13, 2.15, 2.16, 2.22 and 2.24:

2.01. Incorporation and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the corporate power and authority and all authorizations, licenses, permits and certifications necessary to own and operate its properties and to carry on its business as now conducted and presently proposed to be conducted, except where the failure to be so authorized or licensed could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The copies of the Articles of Incorporation and Bylaws for the Company (collectively, the “Governing Documents”) made available by the Company to Higher One prior to the date hereof reflect all amendments made thereto and are correct and complete. The Company is not in violation of any of the provisions of its Governing Documents. The Company is qualified to do business as a foreign corporation in every jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except for those jurisdictions in which the failure to be so qualified could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

2.02. Execution, Delivery; Valid and Binding Agreements. The execution, delivery and performance of this Agreement and each of the Non-Competition Agreements, the Transition Services Agreements, the Releases, the Escrow Agreement and any other agreement, instrument and document contemplated hereby (collectively, the “Transaction Documents”) to which each Stockholder is a party by such Stockholder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite action (corporate or otherwise), and no other proceedings on the part of the Company or such Stockholder are necessary to authorize such execution, delivery or performance of this Agreement and such other Transaction Documents. Each of this Agreement and each of the other Transaction Documents to which each Stockholder is a party has been duly executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable in accordance with its respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. Each Stockholder has the requisite power and authority (corporate or otherwise) to enter into and perform its respective obligations under this Agreement and the other Transaction Documents to which such Stockholder is a party.

2.03. No Breach. The execution, delivery and performance by each of the Stockholders of this Agreement and the other Transaction Documents to which each such Stockholder is a party, and the consummation by such Stockholder of the transactions contemplated hereby and thereby, do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, or result in the creation of a right of termination or acceleration or any Lien upon any of the Shares or any assets of such Stockholder or the Company under the provisions of (a) any Contract, license, or permit by which the Company or such Stockholder is bound or affected, (b) the Governing Documents or (c) any foreign, federal, state or local law, statute, rule, regulation, ordinance, order, judgment, injunction or decree of any Governmental Entity (collectively, “Laws”) to which the Company or such Stockholder, or any of the property held by the Company or such Stockholder. “Lien” means a mortgage, pledge, hypothecation, lien (statutory or otherwise), security interest, easement, restriction, charge, claim, option, right of first refusal, voting trust, proxy or other encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device). “Person” means an individual, corporation, partnership, association, limited liability company, trust, unincorporated organization, Governmental Entity, or other entity or group, as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.04. Governmental Entities; Consents. No filing or registration with, or notification to, and no permit, authorization, consent, approval or exemption of, or other action by, any court, arbitrator or other foreign, federal, state or local governmental, regulatory or other administrative body, authority, department, commission, board, bureau, agency or instrumentality (each a “Governmental Entity”) or any other Person is required to be obtained, made or given by the Company or any Stockholder in connection with its execution, delivery and performance of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, which if not obtained would have a Material Adverse Effect.

2.05. Subsidiaries. The Company does not (a) own (and has not ever owned), of record, beneficially or otherwise, directly or indirectly, any shares of capital stock or securities convertible into capital stock of another corporation or any ownership or participating interest in any partnership, limited liability company, joint venture or other non-corporate business enterprise or (b) Control (and has not ever Controlled), directly or indirectly, any other entity.

2.06. Capital Stock.

(a) The authorized capital stock of the Company consists of 900,000 shares of common stock, no par value per share (the “Common Stock) and 100,000 shares of preferred stock, no par value per share (the “Preferred Stock”). As of the date of this Agreement, 100,000 shares of Common Stock are issued and outstanding and no shares of Preferred Stock are issued or outstanding. Section 2.06(a) of the Stockholder Disclosure Schedule lists the names of all holders of Common Stock. All of the issued and outstanding shares of the Common Stock are owned beneficially and of record as set forth in Section 2.06(a) of the Stockholder Disclosure Schedule, free and clear of all Liens.

(b) All of the issued and outstanding shares of the capital stock of the Company (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) were offered, sold, issued and delivered in compliance with applicable federal and state securities Laws and (iii) are not subject to, and were not issued in violation of, any preemptive rights or any other third party rights created by statute, the Governing Documents or any agreement to which the Company is a party or by which the Company is bound.

(c) The Company does not have any equity securities or securities containing any equity features authorized, issued or outstanding, and there are no:

(i) agreements or other rights or arrangements existing which provide for the sale or issuance by the Company or any Stockholder of the capital stock of the Company;

(ii) rights, subscriptions, warrants, options, conversion rights, agreements or arrangements of any kind outstanding to purchase, exchange, transfer, sell, register or otherwise acquire from the Company or any Stockholder any shares of capital stock or other securities of any kind of the Company; or

(iii) agreements or other obligations (contingent or otherwise) which may require the Company or any Stockholder to repurchase, redeem or otherwise acquire any shares of the capital stock of the Company;

and there are no agreements or other obligations (contingent or otherwise) that may prohibit or restrict the Company’s ability to do any of the foregoing.

(d) No shares of the capital stock of the Company are reserved for any purpose.

(e) The Company has not registered shares of its capital stock under the Securities Act or Exchange Act or registered itself under the Exchange Act.

2.07. Financial Statements.

(a) Except as set forth on Section 2.07(a) of the Stockholder Disclosure Schedule, the Company has delivered to Higher One true, correct and complete copies of (i) the unaudited balance sheet, as of October 31, 2009, of the Company (the “Latest Balance Sheet”) and the unaudited statement of income of the Company for the seven-month period then ended (such statement of income and cash flows and the Latest Balance Sheet being hereinafter referred to as the “Latest Financial Statements”) and (ii) the audited balance sheets, as of March 31, 2009 and March 31, 2008, respectively, and the reviewed unaudited balance sheets as of June 30, 2007 of the Company and the audited statements of income and cash flows of the Company for the year ended March 31, 2009 and the nine-month period ended March 31, 2008, the reviewed unaudited statements of income and cash flows of the Company for the year ended June 30, 2007 (collectively, the “Annual Financial Statements”). The Annual Financial Statements have been audited or reviewed (as applicable) by Burr, Pilger & Mayer LLP, and a true and correct copy of such report has been provided to Higher One. The Latest Financial Statements and the Annual Financial Statements (including the notes thereto) have been prepared in accordance with generally accepted accounting principles and practices of the United States, as in effect from time to time (“GAAP”), throughout the periods covered thereby, present fairly in all material respects the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are correct and complete in all material respects, and are consistent with the books and records of the Company; provided, however, that the Latest Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentational items.

2.08. Absence of Undisclosed Liabilities. The Company does not have any material liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted), other than executory obligations under Contracts, except liabilities (a) specifically reflected or disclosed on the Latest Balance Sheet, (b) not required to be reflected in accordance with GAAP in financial statements or footnotes thereto, (c) which have arisen after the date of the Latest Balance Sheet in the ordinary course of business of the Company, consistent with its past custom and practice (“Ordinary Course of Business”), or (d) which are listed on Section 2.08 of the Stockholder Disclosure Schedule.

2.09. No Material Adverse Effect. Since October 31, 2009, there has been no change, effect, event or circumstance, that has had individually or in the aggregate a material adverse change in, as the case may be, the assets, liabilities, financial position or results of operations, prospects or business condition of the Company, taken as a whole, or would prevent or materially delay the Company’s ability to consummate the transactions contemplated hereby (any such change, effect, fact, event or circumstance, a “Material Adverse Effect”).

2.10. Absence of Certain Developments. Since October 31, 2009, the Company has not:

(a) borrowed any amount or incurred or, to the Knowledge (as such term is defined in Section 7.12) of Dan Peterson, Greg Schuster, Pradeep Palazhi, Sam Santhosh, Sai Satyam and the Stockholders, or any of them (collectively, the “Executive Officers and Stockholders”), become subject to any liability, except (i) current liabilities incurred in the Ordinary Course of Business and (ii) liabilities under Contracts entered into in the Ordinary Course of Business;

(b) subjected any of its assets to any Lien, except (i) liens for current property taxes not yet due and payable, (ii) liens imposed by Law and incurred in the Ordinary Course of Business for obligations not yet due to carriers, warehousemen, laborers, materialmen and the like, (iii) liens in respect of pledges or deposits under workers’ compensation Laws, or (iv) liens set forth in Section 2.10 of the Stockholder Disclosure Schedule; (all of which liens described in clauses (i)-(iv) being hereinafter referred to collectively as “Permitted Liens”);

(c) discharged or satisfied any Lien or paid any liability, other than current liabilities discharged or paid in the Ordinary Course of Business;

(d) sold, assigned or transferred (including, without limitation, transfers to any Service Provider (as such term is defined below), Affiliate, or Stockholder) any material tangible assets, or canceled any material debts or material claims, in each case, except in the Ordinary Course of Business. “Affiliate” with respect to any Person means a Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, the first mentioned Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other equity interest or as trustee or executor, by Contract or credit arrangement or otherwise;

(e) sold, assigned, pledged or transferred (including, without limitation, transfers to any Service Provider, Affiliate, or Stockholder) any Company Intellectual Property, Internal Use Software or Databases, except for sales in the Ordinary Course of Business;

(f) waived any rights of material value or, to the Knowledge of the Executive Officers and Stockholders, suffered any losses or adverse changes in the collection of accounts receivable outside of the Ordinary Course of Business;

(g) declared, set aside or paid any dividends or other distributions with respect to any shares of the capital stock or other securities of the Company, or redeemed or purchased, directly or indirectly, any shares of the capital stock, options or other securities of the Company;

(h) issued, sold or transferred any of its equity securities, securities convertible into or exchangeable for its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or debt securities;

(i) entered into any other transaction, other than in the Ordinary Course of Business and other than the transactions contemplated by this Agreement, or entered into any transaction with any Insider, other than transactions otherwise disclosed in this Agreement and the Stockholder Disclosure Schedule;

(j) suffered any material theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance;

(k) other than in the Ordinary Course of Business with respect to any director, officer, Service Providers or consultants of the Company and whose annual compensation from the Company does not exceed $40,000, made or granted any bonus or any wage, salary or compensation increase to any director, officer, Service Provider, or consultant, or made or granted any increase in any employee benefit plan or other arrangement (including, but not limited to, the granting of contingent stock awards, restricted stock and employee stock options, restricted stock, or contingent stock awards), or amended or terminated any existing employee benefit plan, or arrangement, or adopted any new employee benefit plan or arrangement or made any commitment or incurred any liability to any labor organization;

(l) made any single capital expenditure or commitment therefor in excess of $50,000;

(m) made any loans for borrowed money or advances to, or guarantees for the benefit of, any officer, director, stockholder or Affiliate of the Company (except for ordinary travel and business expense payments) or other Person;

(n) made charitable contributions or pledges which in the aggregate exceed $5,000;

(o) made any change in any tax or financial accounting methods, principles, practices or elections from those utilized in the preparation of the latest Tax Returns or Annual Financial Statements except as required by GAAP or the statutory accounting principles and practices prescribed or permitted by the domiciliary state of the relevant Person; or

(p) entered into any commitment (written or oral, contingent or otherwise) to do any of the foregoing.

2.11. No Disclosure of Confidential Information. Since December 31, 2007, neither the Company nor any Stockholder has disclosed any proprietary confidential information to any Person other than Higher One and authorized representatives of Higher One, other than pursuant to confidentiality agreements prohibiting the use or further disclosure of such information, which agreements are in full force and effect. Since December 31, 2007, neither the Company nor any Stockholder, nor any broker or agent of the Company or any Stockholder, has distributed any offering memorandum or similar materials in connection with a possible sale of the Company to any Person outside of the Company or the Stockholder or their agents or representatives bound by obligations of confidentiality, other than Higher One and authorized representatives of Higher One.

2.12. Title to Properties.

(a) The Company owns no real property. Section 2.12 of the Stockholder Disclosure Schedule lists all of the real property, demised by leases, subleases or other occupancy agreements (the “Leases”), currently leased, used, managed or occupied by the Company (collectively the “Real Property”). To the Knowledge of the Executive Officers and Stockholders, the Real Property has access, sufficient for the conduct of the business of the Company as now conducted, to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas and other utilities, used in the operation of the business at that location.

(b) The Leases are in full force and effect, and the Company holds a valid and existing leasehold interest under each of the Leases. The Company has delivered to Higher One complete and accurate copies of each of the Leases (including all notices exercising renewal, expansion, termination or other material rights under the Leases), and none of the Leases has been modified in any respect, except to the extent that the copies delivered to Higher One disclose such modifications. The Company has not leased or sublet, as lessor, sublessor, licensor or the like, any of the Real Property. To the Knowledge of the Executive Officers and Stockholders, no Lease is subject to any prime, ground or master lease, mortgage, deed of trust or other Lien or interest which would entitle the interest holder to interfere with or disturb the Company’s rights under the Lease while the Company is not in default under the Lease (other than a Permitted Lien). The Company is not in default, and, to the Knowledge of the Executive Officers and Stockholders, no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default by the Company under any of the Leases; nor, to the Knowledge of the Executive Officers and Stockholders, is any other party to any of the Leases in default.

(c) All of the portions of the buildings, fixtures, leasehold improvements, computers, equipment and other tangible and intangible assets used by or necessary for the conduct of the business of the Company as now conducted are usable for their intended purposes. The Company owns, or leases under valid leases, all buildings, leasehold improvements, computers, equipment and other tangible assets necessary for the conduct of its business as now conducted.

(d) To the Knowledge of the Executive Officers and Stockholders, the zoning for each parcel of Real Property permits the presently existing improvements and the continuation for the business presently being conducted thereon as a conforming use. The Company has not received any written notice of any violation of any applicable zoning ordinance or other Law relating to the operation of the Real Property, and the Company has not received any written notice of any such violation, or the operation thereof, or the existence of any condemnation or eminent domain proceeding with respect to any of the Real Property. To the Knowledge of the Executive Officers and Stockholders, there is no action before any Governmental Entity pending to change the zoning or building ordinances or any other Laws affecting the Real Property. To the Knowledge of the Executive Officers and Stockholders, the Real Property used by the Company complies in all material respects with the Americans with Disabilities Act of 1990.

(e) To the Knowledge of the Executive Officers and Stockholders, there are no improvements made or contemplated to be made by any public or private authority, the costs of which are to be assessed as special taxes or charges against any of the Real Property.

(f) Except for leased or licensed property, the Company owns good and valid title to each of the properties and assets used by the Company, located on the premises of the Company, or reflected on the Latest Balance Sheet or acquired since the date thereof, free and clear of all Liens, except for Permitted Liens.

2.13. Receivables. The accounts receivable and other receivables reflected on the Latest Balance Sheet arose from bona fide transactions in the Ordinary Course of Business, and are, except as and to the extent of the aggregate bad debt reserve reflected on the Latest Balance Sheet, (a) to the Knowledge of the Executive Officers and Stockholders, not subject to valid counterclaims or setoffs, and (b) to the Knowledge of the Executive Officers and Stockholders, collectible in accordance with their terms; provided that the Stockholders make no guarantee of collection.

2.14. Tax Matters.

(a) The Company has: (i) timely filed (or has had timely filed on its behalf) with the appropriate taxing authorities all returns, declarations, reports, estimates, information returns, and statements (“Returns”) required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any taxing authority or Governmental Entity having jurisdiction, and all such Returns are true, correct, and complete in all material respects; (ii) timely and properly paid (or has had paid on its behalf) all Taxes due and payable, whether or not shown on such Returns; (iii) established on its Latest Balance Sheet, in accordance with GAAP, consistently applied in accordance with the Company’s historical practices insofar as such practices are consistent with GAAP, reserves that are adequate for the payment of any Taxes not yet due and payable, whether or not shown on any Return; (iv) complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code, or similar provisions under any foreign Laws); and (v) in all material respects, timely and properly withheld from individual employee wages and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over under all applicable Laws.

(b) There are no Liens for Taxes upon any assets of the Company, except Liens for Taxes not yet due.

(c) No deficiency for any Taxes has been proposed, asserted or assessed against the Company in writing (or otherwise to the Knowledge of the Executive Officers and Stockholders) that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company regarding the application of the statute of limitations with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending. Since January 1, 2007, there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns of the Company, nor is any such Tax audit or other proceeding pending, nor has there been any written or, to the Knowledge of the Executive Officers and Stockholders, other form of notice to the Company by any taxing authority or other Governmental Entity regarding any such audit or other proceeding, nor, to the Knowledge of the

Executive Officers and Stockholders, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. To the Knowledge of the Executive Officers and Stockholders, there are no unresolved questions, claims or disputes concerning the liability for Taxes of the Company which would exceed the estimated reserves therefor established on its books and records.

(d) No claim has ever been made by a taxing authority or other Governmental Agency in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(e) If the Company has requested an extension of time within which to file any Return, such Return has been or will be filed by the extended due date.

(f) No property of the Company is property that the Company is or will be required to treat as being owned by another person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986) or is “tax-exempt use property” within the meaning of Section 168 of the Code.

(g) The Company is not required to include in income any adjustment under Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company, the Executive Officers and the Stockholders do not have Knowledge that the United States Internal Revenue Service (the “IRS”) has proposed any such adjustment or change in accounting method.

(h) All transactions that could give rise to an understatement of federal income Tax (within the meaning of Section 6661 of the Code as it applied prior to repeal) or an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported in a manner for which there is substantial authority or were adequately disclosed (or, with respect to Returns filed before the Closing Date, will be reported in such a manner or adequately disclosed) on the Returns as required in accordance with Sections 6661(b)(2)(B) and 6662(d)(2)(B) of the Code.

(i) The Company has not participated in any “reportable transaction” or “listed transaction” as defined in Section 1.6011-4(b), or in any “listed transaction” as defined in Section 301.6111-2(b)(2), of the Treasury Regulations. If the Company has participated in such a reportable or listed transaction, such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(j) The Company is, and at all times has been, a corporation or association taxable as a corporation for United States income tax purposes.

(k) The Company has not been included in any consolidated, unitary or combined Tax Return provided for under any Laws with respect to Taxes for any taxable period for which the statute of limitations has not expired. There are no Tax sharing, allocation, indemnification or similar agreements as between the Company or any predecessor or Affiliate thereof and any other party under which either Higher One or the Company could be liable for any material Taxes or other material claims of any party. Except as provided in Section 2.14(l) of the Stockholder Disclosure Schedule, the Company has not made any payments, is obligated to make any payments, or is a party to any agreement that could obligate the Company to make any payments to any director, officer, Service Provider, or agent of the Company considered a “disqualified individual” as such term is defined in Section 280G of the Code (a “Disqualified Person”) that will not be deductible or subject to tax under Code Section 280G or Code Section 4999 nor will the Company be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person. The basis of any depreciable assets, and the methods used in determining allowable depreciation (including cost recovery), of the Company, are correct and in compliance with the Code. The Company is not a party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for U.S. federal or state income tax purposes.

(l) The Company has, prior to the Closing, obtained shareholder approval of any agreement to make payments to a Disqualified Person pursuant to Code Section 280G(b)(5)(B) that would otherwise potentially be an excess parachute payment pursuant to Code Section 280G.

(m) For purposes of this Agreement, the term “Tax” or “Taxes” means all taxes, charges, fees, levies, or other assessments or impositions of any kind payable to any Governmental Entity, including, without limitation, all net income, profits, gross income, gross receipts, minimum, alternative minimum, sales, use, service, occupation, ad valorem, net worth, value added, transfer, franchise, license, payroll, employment, social security, Medicare, unemployment, withholding, disability, workers’ compensation, excise, estimated, severance, stamp, occupation, property, premium or other taxes or customs duties, fees, assessments, or charges of any kind whatsoever, including, without limitation, all interest and penalties thereon, and additions to tax or additional amounts imposed by any taxing authority, domestic or foreign, upon the Company.

2.15. Contracts and Commitments.

(a) Section 2.15 of the Stockholder Disclosure Schedule lists the following contracts and agreements to which the Company is a party, which are currently in effect, whether oral or written (each, a “Contract”), other than Contracts disclosed in Sections 2.12, 2.18 or 2.19 of the Stockholder Disclosure Schedule:

(i) any joint venture or partnership Contract;

(ii) any Contract for the employment or engagement of any officer, individual Service Provider or consultant or relating to severance pay for any such Person, except for offer letters in substantially the form made available to Higher One;

(iii) any confidentiality Contract other than confidentiality Contracts entered into by the Company in the Ordinary Course of Business;

(iv) any Contract relating to the voting or control of the Shares or the election of directors of the Company;

(v) any Contract (including any indenture) relating to the borrowing of money or placing a Lien on any of the assets of the Company;

(vi) any guaranty of any obligation for borrowed money or otherwise;

(vii) any lease Contract under which it is lessor or lessee of any personal property;

(viii) any Contract or group of related Contracts with the same party for the purchase by the Company of products or services under which the undelivered balance of such products or services is in excess of $25,000 over the remaining term of the Contract;

(ix) any Contract or group of related Contracts with the same party for the sale by the Company of products or services;

(x) any Contract or group of related Contracts with the same party not otherwise disclosed in Section 2.15 of the Stockholder Disclosure Schedule (other than any Contract or group of related Contracts for the purchase or sale of products or services) continuing over a period of more than six months from the date or dates thereof, not terminable by it on 30 days’ or less notice without penalty and involving more than $25,000 over the remaining term of the Contract;

(xi) any Contract which prohibits the Company or any other Affiliate or any of their Service Providers from freely engaging in any business, or which prohibits the Company or any other Affiliate from soliciting customers, alternative suppliers or any other business, anywhere in the world, including any Contract containing exclusivity provisions;

(xii) any Contract for the distribution of the products or services of the Company (including any distributor, broker and sales Contract);

(xiii) any franchise Contract, marketing Contract, or royalty Contract;

(xiv) any Contract or commitment for capital expenditures in excess of $10,000;

(xv) any Contract for the sale of any capital asset;

(xvi) any Contract not otherwise disclosed in Section 2.15 of the Stockholder Disclosure Schedule but providing for payments in excess of $25,000 in any calendar year;

(xvii) any Contract under which the rights of the Company may be adversely affected in any material respect as a result of transactions contemplated by this Agreement;

(xviii) any power of attorney granted by the Company to any regulatory authority or other Person; and

(xix) any Contract not otherwise disclosed in Section 2.15 of the Stockholder Disclosure Schedule which is either material to the business of the Company, taken as a whole, or was not entered into in the Ordinary Course of Business.

(b) The Company has performed all of its material obligations required to be performed by it at or prior to the Closing under the Contracts required to be disclosed in the Stockholder Disclosure Schedule and is not in default in any material respect, and, to the Knowledge of the Executive Officers and Stockholders, is not in receipt of any written claim of a default under any such Contract. The Company has no present expectation or intention of not fully performing any material obligation pursuant to any such Contract or commitment required to be disclosed in the Stockholder Disclosure Schedule. To the Knowledge of the Executive Officers and Stockholders, there is no current material breach or anticipated material breach by any other party to any such Contract. No party to any Contract has indicated to the Company in writing that it intends to terminate such Contract.

(c) Prior to the date of this Agreement, Higher One has been supplied with or given an opportunity to review a true and correct copy of each written Contract, and a written description of each oral Contract, referred to in the Stockholder Disclosure Schedule (whether or not under the caption referencing this Section 2.15), together with all material amendments, waivers or other changes thereto. Section 2.15(c) of the Stockholder Disclosure Schedule lists each oral Contract referred to in the Stockholder Disclosure Schedule (whether or not under the caption referencing this Section 2.15), and sets forth a description of the material terms thereof.

2.16. Intellectual Property Rights.

(a) Section 2.16(a) of the Stockholder Disclosure Schedule is a full and complete listing and description of all Intellectual Property that is owned by the Company (“Company Intellectual Property”) that is Registered Intellectual Property. The term “Intellectual Property” means the following:

(i) all rights in patents and patent applications (“Patents”);

(ii) all rights in inventions and patentable subject matter, whether or not the subject of any application;

(iii) all rights in trademarks, service marks, trade names, trade dress, logos, slogans, tag lines, and other designators of origin (all whether registered or not) including, but not limited to the rights in the term “CASHNet,” (“Trademarks”);

(iv) all rights in proprietary software, whether in object code, source code or other form (other than software owned by third parties);

(v) all rights in uniform resource locators, Internet domain names, Internet domain name registrations, Internet domain name applications and web sites operated by the Company;

(vi) all rights in copyright registration applications, registered copyrighted works and material unregistered copyrightable works (including without limitation, proprietary software, books, written materials, prerecorded video or audio tapes, and other copyrightable works) (“Copyrights”);

(vii) all rights in material trade secrets;

(viii) all rights in material know-how and technology;

(ix) all rights in databases, data marts, and other collections of data and information developed or owned by; and

(x) all other material intellectual and industrial property rights of every kind and nature and however designated, whether arising by operation of Law, Contract, or otherwise.

The Company Intellectual Property and the Third Party Property (as defined below), constitutes all of the Intellectual Property necessary for the conduct of the business of the Company as now conducted or presently proposed to be conducted (without taking into account the transactions contemplated hereby), except where the failure of the foregoing to be true would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Section 2.16(b) of the Stockholder Disclosure Schedule sets forth a full and complete listing and description of all material Contracts containing licenses to the Company of Intellectual Property, including Contracts for software (other than off-the-shelf computer programs or commercially available computer programs licensed for a one-time fee or annual fees of $10,000 or less and non-disclosure agreements), databases, datamarts and other collections of data and information, trademarks, and trade secrets, owned by a third party (the “Third Party Property”) that are used or held for use by the Company in its business as presently conducted).

(c) The Company owns and possesses all right, title and interest in and to all Company Intellectual Property free and clear of any Lien (except for Permitted Liens and Contracts relating to Company Intellectual Property entered into in the Ordinary Course of Business and listed in Section 2.15(a) of the Stockholder Disclosure Schedule), and has taken all reasonable action to protect the Company Intellectual Property. The Company is the sole owner of all each Patent, Trademark and Copyright that is the subject of a pending application or an issued Patent, Trademark, Copyright registration formalizing exclusive rights (the “Registered Intellectual Property”). There are no royalties, fees, honoraria or other payments owed or payable by the Company to any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Company Intellectual Property other than compensation paid to Service Providers, contractors and consultants in the Ordinary Course of Business.

(d) The Company is the sole owner of, or is the sole holder of the right to use, all uniform resource locators, Internet domain names, Internet domain name registrations and Internet domain name applications listed in Section 2.16(d) of the Stockholder Disclosure Schedule (the “Domain Names”), and the Domain Names are free and clear of all Liens (except for Permitted Liens).

(e) Each Service Provider, entity, agent, consultant and contractor (who is not an employee) who has contributed to or participated in the conception, development, or creation of any of the material Company Intellectual Property has executed a written assignment to the Company of all such Service Provider’s, entity’s, agent’s, consultant’s or contractor’s right, title and interest in and to the Company Intellectual Property.

(f) To the Knowledge of the Executive Officers and Stockholders, the Company owns or has a valid and enforceable right to use (by license or otherwise) all computer software and systems used by the Company in the operation of its business as presently conducted, without taking into account the transactions contemplated hereby (the “Internal Use Software”). Except as set forth in Section 2.16(f) of the Stockholder Disclosure Schedule, the Company does not use, rely on or contract with any Person to provide services bureau, outsourcing or other computer processing services to the Company, in lieu of or in addition to its use of the Internal Use Software in any material manner.

(g) The Company has the right to use all databases listed in Section 2.16(g) of the Stockholder Disclosure Schedule and all other databases, data marts, and other collections of data and information that are Third Party Property and that the Company uses internally (the “Databases”).

(h) All of the Company Intellectual Property rights that are Registered Intellectual Property rights that are not applications are valid and enforceable. The Company has not received any written notice of any Person asserting and, to the Knowledge of the Executive Officers and Stockholders, there are no facts showing, that any of the Company Intellectual Property rights that are material and used in the operation of the business of the Company are invalid or not enforceable. To the Knowledge of the Executive Officers and Stockholders, the Company Intellectual Property has not been materially infringed or misappropriated by other Persons. No claim by any third party contesting the validity of any material Company Intellectual Property rights has been made to, or received by the Company, or is currently outstanding or, to the Knowledge of the Executive Officers and Stockholders, is threatened or reasonably expected by Company to arise. Without limiting the generality of the foregoing, all of the Company Intellectual Property rights that are Registered Intellectual Property rights are in full force and effect and all actions required to keep such rights pending or in effect or to provide full available protection, including the payment of filing, examination, annuity, and maintenance fees currently due and the filing of renewals, statements of use or working, affidavits of incontestability and other similar actions currently required, have been taken. No Company Intellectual Property rights that are Registered Intellectual Property rights are the subject of any interference, opposition, cancellation, nullity, re-examination or other proceeding.

(i) To the Knowledge of the Executive Officers and Stockholders, the conduct of the Company’s business has not infringed, misappropriated or conflicted with and does not infringe, misappropriate or conflict with any rights in patents, patent applications and patentable subject matter, whether or not the subject of an application; trademarks, service marks, trade names, trade dress, and other designators of origin, registered or unregistered; trade secrets; copyrights;

registrations or applications; or any other Intellectual Property Rights of every kind and nature and however designated owned by any third party. The Company has not received any written notice of any infringement, misappropriation or violation by the Company of any such rights owned by third parties.

(j) The Company has taken commercially reasonable steps (including reasonable security measures) to protect the secrecy, confidentiality, ownership of, rights in or to, and value of, the Company Intellectual Property.

(k) The Company has not entered into a written arrangement requiring a payment or payments by the Company in an amount greater than $400,000 for the settlement of any action, claim or suit by a third party alleging that the Company infringed, misappropriated or violated such third party’s rights in any Intellectual Property (an “IP Settlement Arrangement”). Any IP Settlement Arrangement entered into by the Company is fully assignable by the Company and its successors and provides the Company with an irrevocable, world-wide, perpetual and fully-paid license to practice, use or utilize all of such third party’s Intellectual Property at issue in connection with such action, claim or suit settled thereby.

(l) Ninety-five percent of the Company’s revenue is derived using solely Company Intellectual Property developed by CSWL, Inc. and/or current employees of the Company and Third Party Intellectual Property.

2.17. Litigation.

(a) As of the date hereof and except as set forth in Section 2.17 of the Stockholder Disclosure Schedule, there are no material actions, claims, complaints, charges, suits, proceedings, mediations, orders, arbitrations or investigations pending or, to the Knowledge of the Executive Officers and Stockholders, threatened (i) against or directly affecting the Company, at law or in equity, before or by any Governmental Entity or (ii) against any Stockholder, at law or in equity, seeking to enjoin or restrain any of the transactions contemplated by this Agreement.

(b) The Company is not subject (i) to any material order, consent decree, judgment, writ, injunction, decree, award, conciliation agreement, settlement agreement issued by any Governmental Entity, or other similar written agreement with any Governmental Entity, or (ii) to the Knowledge of the Executive Officers and Stockholders, to any pending or threatened investigation by any Governmental Entity.

(c) None of the matters, if any, set forth in Section 2.17 of the Stockholder Disclosure Schedule, individually or in the aggregate, will have or could reasonably be expected to have a Material Adverse Effect.

2.18. Service Providers.

(a) Section 2.18(a) of the Stockholder Disclosure Schedule sets forth a true, correct and complete list of all Company employees, independent contractors, leased employees (as defined in Section 414(n) of the Code) and worksite employees (as defined in Rev. Proc. 2002-21) (each, a “Service Provider”), as of the date hereof, including, as to each Service Provider, his or her employment category (e.g., “employee,” “independent contractor,” “co-employee,” etc.), job title or function, job location, current salary or wage, target bonus opportunity, accrued vacation, sick time and other paid time off, and current status (as to leave, full time or part time, exempt or nonexempt, temporary or permanent). Except as provided in Schedule 2.18(a) of the Stockholder Disclosure Schedule, other than as fully reflected or specifically reserved against in accordance with GAAP in the Annual Financial Statements or the Latest Financial Statements or as incurred in the Ordinary Course of Business with respect to Service Providers earning less than $40,000 per year, the Company has not paid or promised to pay any bonuses, commissions or incentives or severance pay to any of its Service Providers, including any officer or director, in excess of $10,000 per Service Provider. Each Person who provides services to the Company or any ERISA Affiliate is properly classified by the Company with respect to employment status for all purposes, including, without limitation, employment, labor, employee benefits and Tax purposes. The Company has delivered to Higher One a true, correct and complete copy of the current employee handbook, if any, applicable to the Service Providers. Except as provided in Schedule 2.18(a) of the Stockholder Disclosure Schedule, each Service Provider listed on Section 2.18(a) of the Stockholder Disclosure Schedule is employed “at-will” and can be terminated at any time.

(b) To the Knowledge of the Executive Officers and Stockholders, no officer, significant Service Provider (whose departure would significantly disrupt the provision of services by a department or function) of the Company, and no group of the Company’s Service Providers, has provided notice of intent to terminate his, her or its services to the Company.

(c) The Company has complied in all material respects with all Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, workers’ compensation, unemployment compensation, collective bargaining and the payment of social security and other taxes.

(d) There is nothing in the Company’s staffing arrangement with any leasing organization or professional employer organization, and no facts exist with respect thereto, which could subject Higher One or the Company to any material liability or Taxes by virtue of Company’s use of such an arrangement prior to the Closing, including liability with respect to workers’ compensation, unemployment compensation, income or employment tax withholding and entitlement to, and amount of, employee benefits. All necessary registrations, licenses and permits required in connection with the Company’s use of its staffing arrangement have been properly and timely obtained.

(e) The Company is not a party to any collective bargaining agreement or other labor union Contract applicable to persons employed by the Company.

(f) There are no strikes, concerted slowdowns, concerted work stoppages, lockouts or, to the Knowledge of the Executive Officers and Stockholders, any threats thereof, by or with respect to any Service Providers.

(g) There are no workers’ compensation claims pending against the Company.

(h) To the Knowledge of the Executive Officers and Stockholders, no Service Provider is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede the ability of such Service Provider to carry out fully the activities currently performed by such Service Provider in furtherance of the business of the Company.

2.19. Employee Benefit Plans.

(a) The term “Plan“ means every plan, fund, program and arrangement (formal or informal, whether written or not) that the Company or any other ERISA Affiliate sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of the Company and/or its ERISA Affiliates (the “Employees”) including, without limitation, those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness, accident or other fringe or welfare benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, stock ownership, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, change in control benefit, option, stock appreciation right, restricted stock, phantom stock or stock purchase benefits or (iv) salary continuation, paid time off, supplemental unemployment, current or deferred compensation (other than current salary or wages paid in the form of cash), termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA). “ERISA” means the Employee Retirement Income Security Act of 1974, as amended. “ERISA Affiliates“ means any trade or business (whether or not incorporated) that is part of the same controlled group under, common control with, or part of an affiliated service group that includes the Company within the meaning of Code Section 414(b), (c), (m) or (o).

(b) Section 2.19(b) of the Stockholder Disclosure Schedule sets forth each ERISA Affiliate and Plan by name.

(c) There are no Plans subject to Title IV of ERISA or Code Section 412.

(d) Except as provided in the Stockholder Disclosure Schedule, no employer other than the Company or an ERISA Affiliate is permitted to participate or participates in the Plans. No leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Plan. To the extent that the Company has not included an Employee in its employee benefit plans, the Employee has declined coverage under the employee benefits plans, or the Company has properly excluded them in accordance with the terms of the plans and applicable Law.

(e) Neither the Company nor any ERISA Affiliate has any liability resulting from past membership in a Code Section 414 controlled group of corporations. No Plan is a multiple employer plan or multiemployer plan under Code Section 413(c) or 414(f), and neither the Company nor any other ERISA Affiliate has ever contributed to a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA).

(f) There are no Plans which promise or provide health, life or other welfare benefits to retirees or former employees of the Company and/or its ERISA Affiliates, or which provide severance benefits to Employees, except as otherwise required by Code Section 4980B or comparable state statute which provides for continuing health care coverage.

(g) No Plan that is intended to be qualified under Section 401(a) of the Code has received or committed to receive a transfer of assets and/or liabilities or spin-off from another plan, except transfers which qualify as transfers from eligible rollover distributions within the meaning of Code Section 402(c)(4).

(h) With respect to all Plans, to the extent that the following documents exist, the Stockholders have furnished or made available to Higher One with true and complete copies of: (i) the most recent determination or opinion letter, if any, received by the Company and/or its ERISA Affiliates from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the DOL and the IRS), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the three most recent plan years, as applicable, (iv) Plan documents, summary plan descriptions, trust agreements, insurance contracts, service agreements and all material related contracts and documents (including any employee summaries and material employee communications) and (v) all closing letters, audit finding letters, revenue agent findings and similar documents.

(i) Each Plan has at all times been operated in material compliance with ERISA, the Code, any other applicable Law (including all applicable coverage, non-discrimination, reporting and disclosure requirements thereby) and the terms of such Plan. With respect to each Plan that is intended to be qualified under Section 401(a) and/or 4975(e)(7) of the Code, each such Plan has been determined by the IRS to be so qualified (including through the provision of a determination or opinion letter relating to a prototype plan), and each trust forming a part thereof has been determined by the IRS to be exempt from tax pursuant to Section 501(a) of the Code. No reason exists which would cause such qualified status to be revoked. No non-exempt prohibited transactions under Section 406 or 407 of ERISA or Section 4975 of the Code have occurred with respect to any Plan.

(j) To the Knowledge of the Executive Officers and Stockholders, no state of facts or conditions exist which could be expected to subject the Company and/or any ERISA Affiliate to any material liability (other than routine claims for benefits) with respect to any Plan, and “employee benefit plan” or applicable law. All employee contributions to Plans have been timely deposited in accordance with applicable DOL requirements.

(k) All contributions, premiums, fees or charges due and owing to or in respect of any Plan for periods on or before the Closing have been paid in full by the Company and its ERISA Affiliates prior to the Closing or will be paid within the time periods prescribed by ERISA and the Code, in accordance with the terms of such Plan, and no Taxes are owing as a result of any Plan.

(l) The Company and its ERISA Affiliates have not made or committed to make any material increase in contributions or benefits under any Plan that would become effective either on or after the Closing Date.

(m) No Plan is currently under audit or examination by the IRS or the DOL. There are no pending or, to the Knowledge of the Executive Officers and Stockholders, threatened, audits, investigations, claims, suits, grievances or other proceedings, and to the Knowledge of the Executive Officers and Stockholders, there are no facts that could reasonably give rise thereto, involving, directly or indirectly, any Plan, or any rights or benefits thereby, other than the ordinary and usual claims for benefits by participants, dependents or beneficiaries.

(n) The events contemplated in this Agreement will not trigger, or entitle any Employee of the Company to severance, termination, change in control payments or accelerated vesting under any Plan, other than the vesting of benefits under any tax-qualified retirement Plan terminated in accordance with Section 2.19(t), will not require the Company, any ERISA Affiliate or Higher One to make a larger contribution to, pay greater benefits under any Plan then would otherwise apply absent consummation of the Agreement, and will not result in any Tax or other liability payable by any Plan or, with respect to any Plan, by the Company or any ERISA Affiliate.

(o) Benefits provided to participants under each Plan (other than a tax qualified plan under Code Section 401(a) or a plan established under Code Section 408(p)) are provided exclusively from insurance contracts or the general assets of the Company and/or its ERISA Affiliates.

(p) The Company and/or its ERISA Affiliates can terminate each Plan without further liability to the Company and/or its ERISA Affiliates other than ordinary costs incurred with the same. No action or omission of the Company, any ERISA Affiliate or any director, officer, employee, Service Provider, or agent thereof in any way restricts, impairs or prohibits Higher One or the Company, any other ERISA Affiliate or any successor from amending, merging, or terminating any Plan in accordance with the express terms of any such Plan and applicable Law.

(q) To the Knowledge of the Executive Officers and Stockholders, there are no facts or circumstances that could reasonably be expected to, directly or indirectly, subject the Company or any other ERISA Affiliate to any (i) excise tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(r) Neither the Company nor any ERISA Affiliate has established or contributed to, is required to contribute to or has or could reasonably be expected to have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code, or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(s) Section 2.18(a) of the Stockholder Disclosure Schedule lists each Plan, agreement, or arrangement sponsored or maintained by the Company or any ERISA Affiliate that at any time is, or was, subject to Section 409A of the Code, (each a “409A Arrangement”). Each 409 Arrangement complies as to form and operation with Section 409A of the Code and the applicable guidance issued thereunder. Neither the Company nor any ERISA Affiliate has (i) any

obligation to indemnify or hold harmless any individual for any failure to comply in form or operation with Section 409A of the Code or (ii) any actual or contingent liability with respect to non-reporting or under-reporting of income due to the application of Section of the Code.

(t) The Company has properly adopted resolutions to effect the termination of the Informed Decisions Corporation 401(k) Plan (the “Company 401(k) Plan”), with such termination contingent upon the completion of the Stock Purchase.

2.20. Insurance. Section 2.20 of the Stockholder Disclosure Schedule lists and briefly describes each insurance policy maintained by the Company for professional liability, errors and omissions, directors and officers liability, property, general liability, automobile liability, workers’ compensation, key man life insurance, fidelity, fiduciary and other customary matters (collectively, the “Insurance Policies“), correct and complete copies of which have been delivered or made available to Higher One. All of the Insurance Policies are currently in full force and effect, and policies substantially similar to the Insurance Policies have been in full force and effect for the entire thirty-six (36) month period ending on the Closing Date. The Company (i) is not in default with respect to its obligations under any of the Insurance Policies, (ii) has not failed to give any notice of any claim under any Insurance Policy in due and timely fashion, nor has any coverage for current claims been denied and (iii) does not have any current claims outstanding, nor has it made any claims for coverage since December 31, 2006, under any Insurance Policy.

2.21. Affiliate Transactions. Other than pursuant to this Agreement, (a) no officer, director, or Affiliate of the Company or any member of the immediate family of any such officer, director, or Affiliate of any of such person, (b) to the Knowledge of the Executive Officers and Stockholders, no stockholder or Service Provider or any member of the immediate family of any such stockholder or Service Provider, and (c) no entity in which any of such persons described in clauses (a) or (b) owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by any of such persons) (all such persons designated in clauses (a) – (c) above being collectively referred to as the “Insiders“), has any Contract with the Company (other than any employment arrangements with customary terms or as set forth in Section 2.06(c) of the Stockholder Disclosure Schedule) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of the Company (other than ownership of Shares). None of the Insiders has, or holds a right to acquire, any direct or indirect equity interest in excess of 5% in any competitor, supplier or customer of the Company or in any Person from whom or to whom the Company leases any property, or in any other Person with whom the Company transacts business of any nature. For purposes of this Section 2.21, the members of the immediate family of an officer, director, stockholder, Service Provider or Affiliate shall consist of the spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law of such officer, director, stockholder, Service Provider or Affiliate.

2.22. Customers and Suppliers. Since March 31, 2008, none of the Company’s ten largest customers by revenue for the 12-month period ended March 31, 2009 or suppliers listed in Section 2.22 of the Stockholder Disclosure Schedule has indicated that it will stop or materially decrease the rate of business done with the Company, except for changes in the Ordinary Course of Business.

2.23. Officers and Directors; Bank Accounts. Section 2.23 of the Stockholder Disclosure Schedule lists all officers and directors of the Company and sets forth a full and complete list of all bank accounts and safe deposit boxes of the Company, the number of each such account or box, and the names of the persons authorized to draw on such accounts or to access such boxes. All cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.

2.24. Compliance with Laws; Permits; Data Security.

(a) All activities of the Company and, to the Knowledge of the Executive Officers and Stockholders, its respective officers, directors, agents and Service Providers have been, and are currently being, conducted in compliance in all material respects with all applicable Laws, permits, licenses, certificates, governmental requirements, orders and other similar items of any Governmental Entity to which the Company may be subject. No written claims have been filed against the Company alleging a violation of any such Laws. The Company is not relying on any exemption from or deferral of any Law that would not be available to the Company after Higher One acquires the Shares.

(b) The Company has, in full force and effect, all material licenses, permits, registrations, franchises, grants, authorizations, consents, approvals, orders and certificates from Governmental Entities (including Governmental Entities regulating occupational health and safety) necessary to conduct its business as it is now being conducted and own, lease and operate its properties other than environmental permits (collectively, the “Permits“). The Company is in material compliance with all material terms and conditions of the Permits. No action by a Governmental Entity for the suspension, revocation or cancellation of any Permit is pending, or to the Knowledge of the Executive Officers and Stockholders, threatened.

(c) The Company has not (i) offered, authorized, promised, made or agreed to make gifts of money, other property or similar benefits or contributions (other than incidental gifts or articles of nominal value) to any actual or potential customer, supplier, governmental employee or other Person in a position to assist or hinder the Company in connection with any actual or proposed transaction in violation of any Laws or to any political party, political party official or candidate for federal, state or local public office in violation of any Law or (ii) maintained any unrecorded fund or asset of the Company for any illegal purpose or intentionally made any false entries on its books and records for any reason.

(d) The PCI Security Standards Council (“PCI”) has accepted the Company’s compliance with PCI’s Payment Application Data Security Standard (“PA DSS”) and VISA has accepted the Company’s compliance with PCI’s Payment Card Industry Data Security Standard (“PCI DSS”). The Company is in compliance in all material respects with the PCI DSS and the PA DSS.

(e) The Company has taken all commercially reasonable measures to protect and preserve the security and confidentiality of its systems and networks (and the data processed thereby or stored therein). Section 2.24(e) of the Stockholder Disclosure Schedule lists all incidents, to the Knowledge of the Executive Officers and Stockholders, in which data in the custody or control of the Company was or may have been compromised, whether by insiders or third parties. To the Knowledge of the Executive Officers and Stockholders, no data of the Company’s customers that is or was in the custody or control of the Company has been released to or otherwise obtained by third parties without the consent of such customer and not pursuant to confidentiality restrictions.

2.25. Environmental Matters.

(a) As used in this Section 2.25, the following terms shall have the following meanings:

(i) “Current and Prior Real Property“ means all real property (i) currently demised by the Leases, used, managed or occupied by the Company and listed in Section 2.12 of the Stockholder Disclosure Schedule and/or (ii) previously owned, demised by leases, used, managed or occupied by the Company. The Current and Prior Real Property previously owned or, within the last six years, demised by leases (other than leases relating to retail locations), used or occupied by the Company is listed in Section 2.25(a)(i) of the Stockholder Disclosure Schedule.

(ii) “Environmental Laws“ means all applicable federal, state, local and foreign Laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment or exposure of any individual to Hazardous Materials, or similar Laws, rules, regulations, codes, ordinances, orders, decrees directives, permits, licenses and restrictions (including all applicable federal, state, local and foreign Laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous Materials). “Environmental Laws” includes but is not limited to the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), Resource Conservation & Recovery Act (42 U.S.C. § 6901 et seq.), Safe Drinking Water Act (42 U.S.C. § 300(f) et seq.), Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), Clean Air Act (42 U.S.C. § 7401 et seq.), Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.) (“CERCLA“), and similar state laws, ordinances, restrictions, licenses and regulations.

(iii) “Hazardous Materials“ means any dangerous, toxic or hazardous, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or other substance, pollutant, contaminant, chemical, or waste, as defined in or regulated by any Law relating to such substance or otherwise relating to the environment or human health or safety, including such material, that might cause any injury to human health or safety or to the environment or might subject the Company to any imposition of costs or liability under any Environmental Laws, including without limitation any asbestos or asbestos containing materials, PCBs, urea formaldehyde, radon and petroleum and petroleum by-products.

(b) To the Knowledge of the Executive Officers and Stockholders, all of the Current and Prior Real Property owned or leased by the Company has been maintained in compliance in all material respects with all Environmental Laws.

(c) The Company has not received any written notification from any Governmental Entity with respect to current, existing violations, or past violations which are not yet fully resolved, of any Environmental Laws.

(d) To the Knowledge of the Executive Officers and Stockholders, there has not been, at any location owned or leased by the Company, any “Release” of any “Hazardous Substance,” in each case as defined in CERCLA (without giving effect to the exclusion of any petroleum products from the definition of Hazardous Substance) such as would be reasonably likely to result in a material liability to the Company.

(e) The Company has not sent or arranged for the transportation or disposal of Hazardous Substances or wastes to a site which, pursuant to CERCLA or any similar state Law (i) has been placed or is proposed (by the Environmental Protection Agency or relevant state authority) to be placed, on the “National Priorities List” of hazardous waste sites or its state equivalent, or (ii) is subject to a claim, an administrative order or other request to take “removal” or “remedial” action (in each case as defined in CERCLA) by any person.

(f) The Company has not used and does not use underground storage tanks located on any parcel of Current and Prior Real Property.

2.26. Brokerage. No broker, finder or investment banker shall be entitled to receive any brokerage commissions, finder’s fees or fees for financial advisory services in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of any Stockholder or the Company.

2.27. Representation by Counsel. Each of the Stockholders has either been represented by counsel with respect to the Stock Purchase and the Transaction Documents or has been advised of the opportunity to engage counsel with respect thereto and has declined to do so.

2.28. Disclosure. None of the Transaction Documents, taken as a whole, contains any untrue statement of a material fact or omits to state a material fact, in either case necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF HIGHER ONE

As a material inducement to the Stockholders to enter into this Agreement, with the understanding that the Stockholders will be relying thereon in consummating the transactions contemplated hereby, Higher One hereby represents and warrants to the Stockholders that, except as set forth in the disclosure schedule delivered by Higher One to the Stockholders on the date hereof (the “Buyer Disclosure Schedule“) (which Buyer Disclosure Schedule sets forth the exceptions to the representations and warranties contained in this Article III under captions referencing the Sections of this Agreement to which such exceptions apply):

3.01. Incorporation and Corporate Power. Higher One is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Higher One has the requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and perform its obligations hereby and thereby.

3.02. Execution, Delivery; Valid and Binding Agreements. The execution, delivery and performance by Higher One of this Agreement and the other Transaction Documents to which Higher One is a party, and the consummation of the transactions contemplated hereby, and thereby, have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on the part of Higher One are necessary to authorize the execution, delivery or performance of this Agreement and such other Transaction Documents by Higher One. Each of this Agreement and each of the other Transaction Documents to which Higher One is a party have been duly executed and delivered by Higher One and constitutes the valid and binding obligation of Higher One, enforceable in accordance with its respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.03. No Breach. The execution, delivery and performance by Higher One of this Agreement and the other Transaction Documents to which Higher One is a party and the consummation by Higher One of the transactions contemplated hereby and thereby do not conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, or result in the creation of a right of termination or acceleration or any Lien upon any assets of Higher One, under the provisions of (a) any material Contract by which Higher One is bound or affected, (b) the Governing Documents of Higher One, or (c) any Law to which Higher One is subject.

3.04. Governmental Entities; Consents. No filing or registration with, or notification to, and no permit, authorization, consent, approval or exemption of, or other action by, any Governmental Entity or any other Person is required to be obtained, made or given by Higher One in connection with its execution, delivery and performance of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

3.05. Litigation. There is no action pending or, to the Knowledge of Higher One, threatened or reasonably expected to arise against Higher One seeking to enjoin or restrain any of the transactions contemplated by this Agreement.

3.06. Accuracy of Financial Statements. The financial statements of Higher One which have been delivered to the Stockholders (a) are in accordance with the books and records of Higher One and its subsidiaries, which have been maintained in accordance with good business practice; (ii) have been prepared in conformity with generally accepted accounting principles (except for the absence of footnotes and normal year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of Higher One as of the dates presented therein and the results of operations, changes in financial positions or cash flows, as the case may be, for the periods presented therein. As of the date hereof, none of Higher One or any of its subsidiaries has any contingent obligations, liability for taxes or other outstanding obligations which are material in the aggregate, except as disclosed in the most recent unaudited financial statements furnished by Higher One to the Stockholders prior to the date hereof.

3.07. Senior Indebtedness. Higher One has no other indebtedness for borrowed money that is material to Higher One other than the Senior Indebtedness (as such term is defined below). Higher One has provided to Stockholders complete and accurate copies of the credit agreement relating to the Senior Indebtedness, any amendments thereto, and the most recently provided compliance certificate required to be provided to the holder of the Senior Indebtedness. No default or event of default exists under the Senior Indebtedness, and no circumstance exists or event has occurred, which, if uncured, would give rise to a default or event of default. For the purposes of this Agreement, the term “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the Post-Closing Payments, the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with, (i) indebtedness of Higher One pursuant to the Credit Agreement, dated as of August 26, 2008, by and among Higher One, Bank of America, as Administrative Agent, and the Lenders party thereto, as amended, restated or otherwise modified from time to time, and (ii) any indebtedness issued in exchange for or to replace or refinance such Senior Indebtedness.

3.08. Certain Other Circumstances. Higher One is not aware of any circumstance or event that is likely to cause the Company to be unable to timely make the Post-Closing Payments.

ARTICLE IV.

ADDITIONAL AGREEMENTS

4.01. Agreement Not to Compete. The Stockholders agree to enter into non-compete agreements with Higher One and the Company in substantially the forms attached hereto as Exhibits E-1 and E-2 (the “Non-Compete Agreement”).

4.02. Healthcare Business. The Company shall transfer all of its assets solely relating to its business of providing electronic payment solutions to the healthcare industry (the “Healthcare Business”) and all of its liabilities related to its Healthcare Business to a third party prior to the Closing Date (the “Healthcare Business Transfer”).

4.03. Tax Matters.

(a) The Stockholders shall prepare or cause to be prepared and file or cause to be filed all Returns of the Company which are due on or before the Closing Date and shall cause the Company to timely pay all Taxes shown as due on such Returns. The Stockholders shall prepare and file, at their own expense, income or franchise Tax Returns of the Company for the period ending on the Closing Date. All such Returns shall be prepared in accordance with past practices, except as required by applicable Law. The Stockholders shall permit Higher One to review and comment on each income or franchise Tax Return of the Company for a period of 10 business days prior to the filing date of such Return.

(b) Higher One shall prepare or cause to be prepared and file or cause to be filed all Returns of the Company due after the Closing Date including any Tax Return for a Straddle Period (as defined below), other than all income or franchise Tax Returns of the Company for the period ending on the Closing Date, which shall be prepared and filed by the Stockholders pursuant to Section 4.03(a). With respect to any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Taxes attributable to such Straddle Period shall be apportioned between the portion of the Straddle Period that begins on the first day of the Straddle Period and ends on the Closing Date (the “Pre-Closing Straddle Period”), which portion shall be the responsibility of Stockholders, and the portion of the Straddle Period that begins on the day immediately following the Closing Date and ends on the last day of the Straddle Period (“Post-Closing Straddle Period”), which portion shall be the responsibility of Higher One. In the case of income Taxes, sales and use Taxes, and Taxes based on gross or net receipts or payments, the portion of the Tax allocated to the Pre-Closing Straddle Period shall equal the amount that would be payable if the Straddle Period ended on the last day of the Pre-Closing Straddle Period by means of closing of the books and records of the Company as of the last day of the Pre-Closing Straddle Period, provided that all permitted allowances, exemptions and deductions that are normally computed on the basis of an entire year or period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the Pre-Closing Straddle Period and the Post-Closing Straddle Period in proportion to the number of days in each such period. In the case of Taxes not described in the immediately preceding sentence, the portion of the Tax allocated to the Pre-Closing Straddle Period shall equal the amount of Tax for the entire Straddle Period multiplied by the ratio of the number of days during the Pre-Closing Straddle Period to the number of days during the entire Straddle Period. The portion of the Tax allocated to the Post-Closing Straddle Period shall equal the balance of the Tax attributable to the Straddle Period. With respect to any Tax Return required to be filed by Higher One for a Straddle Period, Higher One shall deliver, at least 30 days prior to the due date for the filing of such Tax Return (taking into account extensions), to the Stockholders , a statement setting forth the amount of Tax for which the Stockholders are responsible. The Stockholders shall have the right to review such Tax Return and statement prior to the filing of such Tax Return. The Stockholders, on the one hand, and Higher One, on the other hand, agree to consult and resolve in good faith any issue arising as a result of the Stockholders review of such Tax Return and mutually to consent to the filing of such Tax Return as promptly as possible. Promptly upon Higher One’s delivery of demand for reimbursement to Stockholders, Stockholders shall reimburse Higher One or the Company for all Taxes of the Company (after taking into account all available net operating losses and tax attributes applicable to the calculation of Taxes in accordance with Law and this Section 4.03(b)) for periods ending on or prior to the Closing Date, including any Tax resulting from the distribution of the Healthcare Business to the Stockholders, and for all Pre-closing Straddle Period Taxes (“Pre-Closing Taxes”); provided, however, that the Stockholders shall not be liable for any Pre-Closing Taxes reflected as a liability on the Latest Balance Sheet. For purposes of determining the Pre-Closing Taxes attributable to the distribution of the Healthcare Business, the fair market value of the Healthcare Business shall be based on a reasonable valuation prepared by Burr, Pilger and Mayer, LLP, unless otherwise determined by a Governmental Entity.

(c) After the Closing Date, Higher One shall not have the right to amend, modify or otherwise change any Returns of the Company for any Pre-Closing or Straddle Periods (other than any amendment, modification or change necessary in order to comply with Law or to correct any inaccurate statement of fact), unless the Stockholders have consented in writing to such amendment, modification or change, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) The Stockholders, the Company and Higher One shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Section 4.03 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereby.

(e) The Stockholders shall control the conduct of any Tax proceeding for which the Stockholders may have liability for Taxes under Section 5.02. Higher One shall have the right to participate in any Tax proceeding related to Pre-Closing Taxes of the Company which may have the effect of increasing Higher One’s or the Company’s Tax liability for any post-Closing Tax, and the Stockholders shall not settle or compromise any such proceeding without Higher One’s prior written consent, which consent will not be unreasonably withheld.

(f) Higher One and the Stockholders further agree, upon request from the other party, to use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(g) Without the prior written consent (which shall not be unreasonably withheld) of Higher One, neither the Company nor any of the Stockholders shall make or change any election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such action or omission would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company, Higher One or any Affiliate of Higher One. The Stockholders shall notify Higher One of any consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company within 15 days of making such consent or waiver.

(h) Without the prior written consent (which shall not be unreasonably withheld) of the Stockholders, neither the Company nor Higher One shall make or change any election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax except as required by Law, if such action or omission would have the effect of increasing the present or future Tax liability of the Stockholders. Any refund of Taxes attributed to any Pre-Closing Period or Pre-Closing Straddle Period that is not reflected as an amount on the Latest Balance Sheet shall be for the account of the Stockholders.

(i) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transfer of Shares pursuant to this Agreement shall be paid, when due, by the party responsible for such Taxes and the responsible party shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

4.04. Investigation by the Stockholders. Notwithstanding anything to the contrary in this Agreement, (a) no investigation by the Stockholders shall affect the representations and warranties of

Higher One under this Agreement or contained in any other writing to be furnished to the Stockholders in connection with the transactions contemplated hereby, and (b) such representations and warranties shall not be affected or deemed waived by reason of the fact that the Stockholders knew or should have known that any of the same is or might be inaccurate in any respect.

4.05. Investigation by Higher One. Notwithstanding anything to the contrary in this Agreement, (a) no investigation by Higher One shall affect the representations and warranties of the Company or the Stockholders under this Agreement or contained in any other writing to be furnished to Higher One in connection with the transactions contemplated hereby, and (b) such representations and warranties shall not be affected or deemed waived by reason of the fact that Higher One knew or should have known that any of the same is or might be inaccurate in any respect.

4.06. Company Employee Benefit Plans.

(a) With respect to any benefit plan, program, arrangement (including an “employee benefit plan” (as defined in Section 3(3) of ERISA) and any PTO program, Higher One shall, and shall cause its Affiliates to, recognize the service with the Company prior to the Closing (based upon the Company’s service records as provided to Higher One) of the employees of the Company who are employed by the Company on the Closing Date (the “Eligible Employees”) for purposes of such plan or program; provided, however, that such recognition shall not result in a duplication of benefits.

(b) Following the Closing, the Eligible Employees will be eligible for (at a minimum) their sick and vacation leave accrued as a Company employee, and the same or substantially similar benefit plans, programs or arrangements as are currently offered to the employees of Higher One including a 401(k) plan with the employer match benefit, health benefits and other non-cash benefits and any bonus plan and shall be eligible to receive options to purchase shares of Higher One in the same manner as employees currently employed by Higher One; provided, however, that Higher One shall be permitted, in its sole discretion, to amend or terminate any such benefit plan, program or arrangement at any time. Each Eligible Employee shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, receive credit for purposes of eligibility to participate and vesting under the Higher One benefit plans for years of service with the Company or its subsidiaries prior to the Effective Time. Subject to the approval of any insurance carrier and to the extent consistent with law and applicable tax qualification requirements, Higher One shall cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Eligible Employees (and their eligible dependents) and shall provide them with credit for any co-payments and deductibles prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Plans in which they are eligible to participate immediately after the Effective Time.

(c) The Eligible Employees shall leave the Plans and enter Higher One’s, or its Affiliates’, employee benefit plans pursuant to the terms of such plans on such date as Higher One, or its Affiliates, may deem appropriate.

4.07. Conduct of Business following Closing. Except as expressly set forth in this Agreement, Higher One shall be solely responsible for the conduct of the Company’s business following the Closing.

4.08. Certain Covenants of Higher One.

(a) In the event any of the following events or circumstances shall occur, Higher One shall, subject to the rights of the Agent under the Subordination Agreement, within thirty-five (35) days after written notice from either of the Stockholders to Higher One and to the Agent (at the Agent’s address set forth in Section 11 of the Subordination Agreement, which notice shall be given in accordance with the Subordination Agreement), pay by wire transfer of immediately available funds any unpaid portion of the Post-Closing Payments to the Stockholders pro rata according to the percentage ownership in Schedule 1.03(b); provided, however, that Higher One may pay by wire transfer of immediately available funds an amount equal to the Cap minus (x) any amount previously indemnified by the Stockholders pursuant to Article V and (y) any Claimed Amount previously deposited with the Escrow Agent pursuant to the terms set forth in Section 5.09:

(i) Higher One shall fail to pay when due any Post-Closing Payment on or before the due date hereunder;

(ii) Higher One shall fail to make any material payment obligation or comply with any material covenant with respect to such obligation contained in the Transaction Documents and such failure shall continue for fifteen (15) business days after Higher One’s receipt of written notice of such failure;

(iii) Higher One or any of its subsidiaries shall (A) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (B) be unable, or admit in writing its inability, to pay its debts generally as they mature, (C) make a general assignment for the benefit of its or any of its creditors, (D) be dissolved or liquidated, (E) become insolvent, (F) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (G) take any action for the purpose of effecting any of the foregoing;

(iv) Proceedings for the appointment of a receiver, trustee, liquidator or custodian of Higher One or any of its subsidiaries or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to Higher One or any of its subsidiaries or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within forty-five (45) days of commencement;

(v) A final judgment or order for the payment of money in excess of Ten Million Dollars ($10,000,000) (exclusive of amounts covered by insurance issued by an insurer not an Affiliate of Higher One) shall be rendered against Higher One or any of its subsidiaries and the same shall remain undischarged for a period of forty-five (45) days during which execution shall not be effectively stayed, or any judgment, writ, assessment, warrant of attachment, or execution or similar process, in each case arising from a judgment in excess of Ten Million Dollars ($10,000,000), shall be issued or levied against a substantial part of the property of Higher One and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within forty-five (45) days after issue or levy;

(vi) The consummation of a transaction pursuant to which: (i) any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of Higher One having the right to vote for the election of members of its board of directors, (ii) any reorganization, merger or consolidation of Higher One, other than a transaction or series of related transactions in which the holders of the voting securities of Higher One outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Higher One or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of Higher One;

(vii) Higher One shall consummate (i) an initial public offering of its common stock or (ii) a private offering of debt or equity securities with gross proceeds to Higher One in excess of $75,000,000;

(viii) Higher One shall incur or allow to be outstanding indebtedness for borrowed money in an aggregate principal amount in excess of $75,000,000 (provided that the Post-Closing Payments shall not be considered indebtedness for borrowed money);

(ix) Higher One shall hypothecate or create or permit to exist any material Lien with respect to any of its or its subsidiaries’ property, except for (i) Liens securing Senior Indebtedness; (ii) Liens of carriers, warehousemen, mechanics, materialmen, vendors, and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith; (iii) leases or subleases and licenses or sublicenses granted in the ordinary course of Higher One’s business; (iv) Liens (A) upon or in any equipment which was acquired or held by Higher One or any of its subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment; (v) bankers’ liens, rights of setoff and similar Liens incurred on deposits made in the ordinary course of business; and (vi) Liens for Taxes not at the time delinquent or thereafter payable without penalty or being contested in good faith; or

(x) Higher One shall fail to make any payment when due under the terms of the Senior Indebtedness and such failure shall result in the acceleration of the Senior Indebtedness in excess of $1,000,000.

(b) In the event Higher One shall fail to deliver any of the following documents to the Stockholders, unless Higher One delivers such documents within thirty-five (35) days after written notice from either of the Stockholders to Higher One and to the Agent (at the Agent’s address set forth in Section 11 of the Subordination Agreement, which notice shall be given in accordance with the Subordination Agreement), Higher One, shall subject to the rights of the Agent under the Subordination Agreement, pay by wire transfer of immediately available funds any unpaid portion of the Post-Closing Payments to the Stockholders pro rata according to the percentage ownership in Schedule 1.03(b); provided, however, that Higher One may pay by wire transfer of immediately available funds an amount equal to the Cap minus (x) any amount previously indemnified by the Stockholders pursuant to Article V and (y) any Claimed Amount previously deposited with the Escrow Agent pursuant to the terms set forth in Section 5.09:

(i) Higher One shall deliver to the Stockholders the following financial statements, prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and normal year-end adjustments):

(A) As soon as practicable (and in any event within thirty (30) days after the end of each quarter), an unaudited balance sheet as of the end of such quarter and unaudited statements of income or loss and cash flows for Higher One for such quarter, certified by Higher One’s chief executive officer or chief financial officer to fairly to present in all material respects the data reflected therein; and

(B) As soon as practicable (and in any event within one hundred twenty (120) days after the end of each fiscal year), audited balance sheets as of the end of such year (consolidated if applicable), and related statements of income or loss and cash flows of Higher One for such year, setting forth in comparative form the corresponding figures for the preceding fiscal year, and accompanied by an audit report and unqualified opinion of the independent certified public accountants of recognized national standing; or

(ii) Higher One shall deliver to the Stockholders a copy of any notices, certificates (including compliance certificates), amendments, instruments, guaranties and any other documents entered into pursuant to the terms of the Senior Indebtedness.

(c) Higher One shall cause Higher One Holdings, Inc. and Higher One Machines, Inc. to enter into a guaranty of the obligations under the Post-Closing Payments, in form and substance satisfactory to the Company. If Higher One or the Company shall create other subsidiaries after the date of this Agreement, it shall cause each such subsidiary to enter into a guaranty of the obligations under this Agreement, in form and substance satisfactory to the Company.

ARTICLE V.

SURVIVAL; INDEMNIFICATION

5.01. Survival of Representations, Warranties and Covenants.

(a) Notwithstanding any investigation made by or on behalf of any of the parties hereto or the results of any such investigation and notwithstanding the participation of such party in the Closing, the representations and warranties contained in Article II and Article III hereof, and the indemnification obligations of the parties with respect thereto, shall survive the Closing until June 30, 2011, subject to the terms and conditions of this Article V. Notwithstanding the preceding sentence, the representations and warranties contained in Sections 2.01 (Incorporation and Corporate Power), 2.02 (Execution, Delivery; Valid and Binding Agreements), 2.06 (Capital Stock), 2.14 (Tax Matters), 2,18(a), 2.18(c), 2.18(d), 2.19 (Employee Benefits Plans) and 2.26 (Brokerage), and the indemnification obligations of the Stockholders with respect thereto, and the representations and warranties contained in Sections 3.01 (Incorporation and Corporate Power) and 3.02 (Execution, Delivery; Valid and Binding Agreements), and the indemnification obligations of Higher One with respect thereto, shall survive the Closing for a period of three (3) months after the expiration of the applicable statutes of limitations governing the respective matters set forth therein. Notwithstanding the foregoing, any representation or warranty, and the indemnification obligations with respect thereto, that would otherwise terminate in accordance with this Section 5.01 shall continue to survive, if notice of a reasonably specific claim shall have been timely given under Section 5.04 in good faith on or prior to such termination date, until such claim has been satisfied or otherwise resolved as provided in this Article V.

(b) Except as otherwise expressly set forth herein, (i) each of the covenants set forth in Section 4.03 of this Agreement, and the indemnification obligations of the parties thereto, shall survive the Closing indefinitely, and (ii) each of the other covenants set forth in this Agreement, and the indemnification obligations of the parties with respect thereto, shall survive the Closing until June 30, 2011.

5.02. Indemnification by the Stockholders. Subject to the terms and conditions of this Article V and except as set forth in this Section 5.02, the Stockholders shall jointly and severally indemnify Higher One, the Company, and each of their respective Affiliates, officers, directors, employees, Service Providers, agents and stockholders (collectively, the “Higher One Indemnified Parties”) and hold them harmless against any claim, loss, liability, deficiency, damage, amount paid in settlement, expense or cost (including reasonable costs of investigation, defense and legal fees and expenses) (collectively, “Losses”), whether or not actually incurred or paid prior to the expiration of the indemnification obligation of the Stockholders hereunder, so long as a Higher One Indemnified Party has in good faith made a claim for indemnification in accordance with Section 5.04 prior to the expiration of the applicable survival period under Section 5.01, which the Higher One Indemnified Parties may suffer, sustain or become subject to, as a result of any the following:

(a) any misrepresentation in any of the representations or any breach of the warranties of the Stockholders contained in Article II of this Agreement, the Stockholder Disclosure Schedule or any closing certificate delivered by the Stockholders or the Company pursuant to this Agreement (solely for purposes of determining the amount of any Losses no effect will be given to any qualifications as to materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties);

(b) any breach of, or failure to perform, any agreement or covenant of the Stockholders contained in this Agreement;

(c) any Pre-Closing Taxes not reflected on the Latest Balance Sheet and/or the failure of the Company to be properly registered as a business entity in any U.S. taxing jurisdiction in which it was required by Law to be registered as of or prior to the Closing;

(d) the Healthcare Business Transfer or the conduct of the Healthcare Business prior to the Closing; or

(e) any items listed on Schedule 5.02(e) attached hereto.

Notwithstanding anything to the contrary contained herein, the Stockholders shall severally (in proportion to the number of Shares sold by each) and not jointly indemnify the Higher One Indemnified Parties (i) to the extent the Higher One Indemnified Parties are entitled pursuant to Article V to an amount of indemnification in excess of the Cap, for any such Losses in excess of the Cap, and (ii) for any Losses pursuant to Section 5.02(a) to the extent such Losses relate to any misrepresentation in any of the representations or any breach of the warranties of the Stockholders contained in Sections 2.02 and 2.03, in which case the Stockholder giving any such misrepresentation or responsible for any such breach shall be liable for such Losses. For the avoidance of doubt, the Stockholders shall have no liability related to the effect of the Closing on the availability of the Company’s net operating losses for any taxable period (or portion thereof) commencing on or after the Closing.

5.03. Indemnification by Higher One. Subject to the terms of this Article V, Higher One shall indemnify in full the Stockholders and their Affiliates (collectively the “Stockholders Indemnified Parties”), and hold them harmless against any Losses, whether or not actually incurred or paid prior to the expiration of the indemnification obligation of Higher One hereby, so long as the Stockholders have in good faith made a claim for indemnification in accordance with Section 5.04 prior to the expiration of the applicable survival period under Section 5.01, which the Stockholders Indemnified Parties may suffer, sustain or become subject to as a result of any of the following:

(a) any misrepresentation in any of the representations or any breach of the warranties of Higher One contained in Article III of this Agreement, the Buyer Disclosure Schedule or any closing certificate delivered by Higher One pursuant to this Agreement, solely for purposes of determining the amount of any Losses no effect will be given to any qualifications as to materiality or similar qualifications contained in such representations and warranties; and

(b) any breach of, or failure to perform, any agreement or covenant of Higher One contained in this Agreement.

5.04. Method of Asserting Claims. As used herein, an “Indemnified Party” shall refer to a Higher One Indemnified Party or a Stockholder Indemnified Party, as applicable, the “Notifying Party” shall refer to the party hereto who is or whose Indemnified Parties are entitled to indemnification hereby, and the “Indemnifying Party” shall refer to the party hereto obligated to indemnify such Notifying Party or Notifying Party’s Indemnified Parties.

(a) In the event that any of the Indemnified Parties is made a defendant in or party to any action or proceeding (including, without limitation, any audit, action or proceeding relating to Taxes), judicial or administrative, instituted by any third party for which the liability or the costs or expenses are Losses reasonably likely to result in an indemnification claim pursuant to this Article V (any such third party action or proceeding being referred to as a “Third Party Claim”), the Notifying Party shall give the Indemnifying Party prompt written notice thereof by delivery of a Certificate (as defined below). For purposes hereof, a “Certificate” shall mean a certificate signed by the Indemnified Party: (i) stating that an Indemnified Party has paid or incurred, or is reasonably likely to have to pay or incur Losses, and (ii) specifying in reasonable detail the Losses included in the amount so stated, the date each such Losses were paid or incurred, or the basis for such anticipated liability, and, if applicable, the nature of the specific misrepresentation, breach of warranty or covenant to which each such Losses are related. The failure to give such notice shall not affect any Indemnified Party’s ability to seek reimbursement unless, and only to the extent that, such failure has materially and adversely affected the Indemnifying Party’s ability to defend successfully a Third Party Claim. The Indemnifying Party shall be entitled to contest and defend such Third Party Claim, provided that the Indemnifying Party (i) has a reasonable basis for concluding that such defense may be successful and (ii) diligently contests and defends such Third Party Claim. Notice of the intention so to contest and defend shall be given by the Indemnifying Party to the Notifying Party within 20 business days after receipt of the Certificate from the Notifying Party (but, in any event, at least five business days prior to the date that an answer to such Third Party Claim is due to be filed). Reputable attorneys reasonably acceptable to the Indemnified Party employed by the Indemnifying Party shall conduct such contest and defense. The Notifying Party shall be entitled at any time, at its own cost and expense (which expense shall not constitute a Loss unless the Notifying Party reasonably determines that the Indemnifying Party is not adequately representing or, because of a conflict of interest, may not adequately represent, any interests of the Indemnified Parties with respect to a Third Party Claim, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by attorneys of its or their own choosing. If the Notifying Party elects to participate in such defense, the Notifying Party will cooperate with the Indemnifying Party in the conduct of such defense. Neither the Notifying Party nor the Indemnifying Party may concede, settle or compromise any Third Party Claim without the consent of the other party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, if (x) a Third Party Claim seeks relief other than the payment of monetary damages, (y) the subject matter of a Third Party Claim relates to the ongoing business of the Indemnified Party, which Third Party Claim, if decided against the Indemnified Party, would adversely affect the ongoing business or reputation of the Indemnified Party or (z) the Indemnified Party would not be fully indemnified with respect to such Third Party Claim, then, in each such case, the Indemnified Party alone shall be entitled to contest, defend and settle such Third Party Claim in the first instance and, if the Indemnified Party does not contest, defend or settle such Third Party Claim, the Indemnifying Party shall then have the right to contest and defend (but not settle) such Third Party Claim and shall fully indemnify the Indemnified Party for all Losses resulting from such Third Party Claim subject to the limitations set forth in this Agreement.

(b) In the event any Indemnified Party has a claim (a “Claim”) against any Indemnifying Party that does not involve, or no longer involves, a Third Party Claim, the Notifying Party shall deliver a Certificate describing such claim with reasonable promptness to the Escrow Agent and the Indemnifying Party. Any disputes in connection with a Claim shall be resolved in accordance with Sections 5.10 and 5.11.

5.05. Limitations on Indemnification.

(a) The Stockholders shall not be liable to any of the Higher One Indemnified Parties in respect of any claim for indemnification pursuant to Section 5.02(a) made hereby until the aggregate amount of Losses for which all Higher One Indemnified Parties otherwise would be entitled to indemnification under Section 5.02(a), as applicable, exceeds $200,000 (the “Basket”), in which case the Stockholders shall be liable to the Higher One Indemnified Parties hereby for the aggregate amount of all such Losses (and not just the Losses in excess of the Basket) as determined by the provisions of this Article V.

(b) Higher One shall not be liable to any of the Stockholder Indemnified Parties in respect of any claim for indemnification pursuant to Section 5.03(a) made hereby until the aggregate amount of Losses for which the Stockholder Indemnified Parties otherwise would be entitled to indemnification under this Article V exceeds the Basket, in which case Higher One shall be liable to the Stockholder Indemnified Parties hereby for all such Losses (and not just the Losses in excess of the Basket) as determined by the provisions of this Article V.

(c) Neither the maximum, aggregate and joint obligation of the Stockholders to indemnify the Higher One Indemnified Parties from and against Losses resulting from, arising out of or caused by breaches and inaccuracies of representations or warranties pursuant to Section 5.02 of this Agreement, nor the maximum, aggregate obligation of Higher One to indemnify the Stockholder Indemnified Parties from and against Losses resulting from, arising out of, relating to, in the nature of, or caused by breaches and inaccuracies of representations or warranties pursuant to Section 5.03 of this Agreement, shall exceed the sum of $4,500,000 (the “Cap“).

(d) Notwithstanding any provision herein to the contrary, the limitations set forth in subclauses (a), (b) and (c) of this Section 5.05 shall not apply to (i) breaches of the representations and warranties contained in Sections 2.01, 2.02, 2.03, 2.06, 2.14, 3.01 and 3.02, (ii) Losses by reason of any claims brought on the basis of fraudulent or willful misconduct or intentional misrepresentation, or (iii) any indemnity obligations set forth in Sections 5.02(b), 5.02(c), 5.02(d), 5.02(e) and/or 5.03(b); provided, however, each Stockholder shall not be obligated to indemnify the Higher One Indemnified Parties for any amounts in excess in the aggregate of such Stockholder’s pro rata share of the Purchase Price actually received by such Stockholder.

5.06. Sources of Indemnification. Following the Closing, in the event that any Higher One Indemnified Party has a claim for indemnification against the Stockholders pursuant to this Article V, such Higher One Indemnified Party shall first seek to recover the amount of such claim and/or payment from the Escrow Fund prior to seeking indemnification from a Stockholder individually (either directly or through its right of offset under Section 5.09); provided, however, that to the extent the amount of such claim and/or payment exceeds the then-remaining Escrow Fund, the Higher One Indemnified Party shall seek to recover such amount solely from the Stockholders in accordance with this Article V. The Escrow Agent shall distribute the Escrow Fund to the Stockholders in accordance with and the terms of the Escrow Agreement.

5.07. Tax and Insurance Benefits. The parties shall make appropriate adjustments for (i) any tax benefits or costs realized, (ii) any insurance benefits actually realized by the Indemnified Party, (iii) any recoveries actually received by the Indemnified Person from third parties pursuant to indemnification or otherwise with respect thereto (net of cost of recovery) and (iv) any resultant increase in insurance premiums of the Indemnified Party in determining Losses for purposes of this Article V. In the event an Indemnifying Party pays for an Indemnified Party’s Losses pursuant to this Article V, such Indemnifying Party shall be subrogated to the rights the Indemnified Party has against any insurer or other third party with respect thereto (and, upon the reasonable request of the Indemnifying Party, the Indemnified Party shall take appropriate actions necessary to transfer and assign such rights to the Indemnifying Party).

5.08. Escrow Amount. In order to secure the Stockholders’ indemnity obligations to Higher One under this Agreement, the Escrow Amount shall be deposited by wire transfer into an account designated by Escrow Agent in accordance with Section 1.02(ii)(F) to be held in escrow pursuant to the terms of the Escrow Agreement and hereof.

5.09. Right of Offset. In the event Higher One reasonably believes in good faith that it is entitled to indemnification pursuant to Section 5.02 and all of the Initial Post-Closing Payments have not been made, Higher One may deposit such claimed amount as set forth in the corresponding Certificate (the “Claimed Amount”), up to a maximum amount that shall not exceed the Cap, with the Escrow Agent instead of making a required Initial Post-Closing Payment; provided, however, that (i) Higher One shall comply with all provisions of Section 5.04, including but not limited to delivery of a Certificate to the Escrow Agent and the Stockholders, (ii) Higher One shall give written notice to the Stockholders, at least 5 business days prior to the date such Initial Post-Closing Payment is due, of its intention to deposit a Claimed Amount, and the amount thereof, and (iii) the Claimed Amount must be deposited with the Escrow Agent prior to the due date of such Initial Post-Closing Payment. In the event that Higher One deposits any amounts with the Escrow Agent pursuant to Section 4.08 or this Section 5.09 (any such deposits, collectively, the “Early Escrow Deposits”), and the aggregate amount of the Early Escrow Deposits as of December 31, 2010 is greater than the amount that Higher One would be entitled to deposit with the Escrow Agent pursuant to Section 1.02(ii)(F) (the “Escrow Cap”), then Higher One and the Stockholders shall, promptly following December 31, 2010, issue joint written instructions to the Escrow Agent authorizing the delivery to the Stockholders of cash from the Escrow Fund equal to the amount in the Escrow Fund in excess of the Escrow Cap. Any disputes in connection with this Section 5.09 shall be resolved in accordance with Sections 5.10 and 5.11.

5.10. Objections to Claims Against the Escrow Fund. At the time of delivery of a Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Stockholders, and for a period of 30 days after such delivery, the Escrow Agent shall make no delivery to Higher One of any

Escrow Amount unless the Escrow Agent shall have received written authorization from the Stockholders to make such delivery. After the expiration of such 30 day period, the Escrow Agent shall make delivery of cash from the Escrow Fund equal to the amount of Losses claimed in the Certificate; provided that no such payment or delivery may be made if the Stockholders shall object in a written statement to the claim made in the Certificate (an “Objection Notice”), and such Objection Notice shall have been delivered to the Escrow Agent prior to the expiration of such 30 day period. Any such disputes shall be resolved in accordance with Section 5.11. Neither the exercise of, nor the failure to exercise, such right of offset shall constitute an election of remedies or limit Higher One in any manner in the enforcement of any other remedies that may be available to it hereby.

5.11. Resolution of Conflicts; Arbitration.

(a) In the event a dispute arises from any provision in this Article V, the Stockholders and Higher One shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders and Higher One should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof.

(b) If the amount in dispute is less than $2,500,000 and no such agreement can be reached after good faith negotiation and prior to 30 days after delivery of an Objection Notice, either Higher One or the Stockholders may demand arbitration of the matter and in such event the matter shall be settled by arbitration conducted by one neutral arbitrator mutually agreeable to Higher One and the Stockholders. In the event that, within 30 days after submission of any dispute to arbitration, Higher One and the Stockholders cannot mutually agree on one arbitrator, then, within 15 days after the end of such 30 day period, Higher One and the Stockholders shall each select one arbitrator. The two arbitrators so selected shall select a third neutral arbitrator. If either Higher One or the Stockholders fails to select an arbitrator during this 15 day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by the other party. If the amount in dispute is at least $2,500,000 and no such agreement can be reached after good faith negotiation and prior to 30 days after delivery of an Objection Notice, either Higher One or the Stockholders may proceed to litigation.

(c) Any such arbitration shall be held in Delaware, unless otherwise agreed to by the parties, under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrator or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Certificate shall be final, binding, and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and the Escrow Agent shall be entitled to rely on, and make distributions from the Escrow Fund in accordance with, the terms of such award, judgment, decree or order as applicable. Within 30 days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party, including any distributions out of the Escrow Fund, as applicable.

(d) Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The forgoing arbitration provision shall apply to any dispute among the Indemnifying Party and the Indemnified Parties under this Article V hereof relating to claims upon the Escrow Fund.

5.12. Remedies. The sole and exclusive remedies of the parties hereto with respect to this Agreement shall be as provided for in this Article V, except with respect to a claim brought on the basis of fraud, willful misconduct or intentional misrepresentation. For the sake of clarity, the limitations set forth in this Section 5.12 shall in no way limit the remedies available to any Person under the Transaction Documents other than this Agreement.

5.13. Purchase Price Adjustment. Unless otherwise specifically provided for in this Agreement, any indemnity payments made pursuant to Article V shall be treated for Tax purposes as an adjustment to the Purchase Price to the maximum extent permitted under the Code (or other applicable Tax Law).

ARTICLE VI.

DEFINITIONS

When each of the following terms is used in this Agreement, it shall have the meaning stated in the Section indicated:

Term	Section	Page
409A Arrangement	2.19(s)	22
Affiliate	2.10(d)	9
Agent	1.03(b)(iv)(U)	4
Agreement	Recitals	1
Annual Financial Statements	2.07(a)	8
Basket	5.05(a)	36
Buyer Disclosure Schedule	Article III	25
Cap	5.05(c)	36
CERCLA	2.25(a)(ii)	24
Certificate	5.04(a)	35
Claim	5.04(b)	36
Claimed Amount	5.09	37
Closing	1.03(a)	2
Closing Date	1.03(a)	2

Closing Purchase Price	1.02(i)	1
Common Stock	2.06(a)	7
Company	Recitals	1
Company 401(k) Plan	2.19(t)	22
Company Intellectual Property	2.16(a)	15
Contract	2.15(a)	13
Control	2.10(d)	9
Copyrights	2.16(a)(vi)	16
Current and Prior Real Property	2.25(a)(i)	24
Databases	2.16(g)	17
Disqualified Person	2.14(k)	13
Domain Names	2.16(d)	17
Early Escrow Deposits	5.09	37
Eligible Employees	4.06(a)	30
Employees	2.19(a)	19
Environmental Laws	2.25(a)(ii)	24
ERISA	2.19(a)	20
ERISA Affiliates	2.19(a)	20
Escrow Agent	Recitals	1
Escrow Agreement	Recitals	1
Escrow Amount	1.02(ii)(F)	2
Escrow Cap	5.09	37
Escrow Fund	Recitals	1
Exchange Act	2.03	6
Executive Officers and Stockholders	2.10(a)	8
Expenses	7.02(b)	42
Final Post-Closing Payments	1.02(ii)(F)	2
GAAP	2.07(a)	8
Governing Documents	2.01	6
Governmental Entity	2.04	7
Hazardous Materials	2.25(a)(iii)	24
Healthcare Business	4.02	27
Healthcare Business Transfer	4.02	27
Higher One Indemnified Parties	5.02	34
Higher One	Recitals	1
Indemnified Party	5.04	35
Indemnifying Party	5.04	35
Initial Post-Closing Payments	1.02(ii)(E)	2
Insiders	2.21	23
Insurance Policies	2.20	22
Intellectual Property	2.16(a)	15
Internal Use Software	2.16(f)	17
IP Settlement Arrangement	2.16(k)	18
IRS	2.14(g)	12
Knowledge	7.12	44
Latest Balance Sheet	2.07(a)	8
Latest Financial Statements	2.07(a)	8

Laws	2.03	6
Leases	2.12(a)	10
Lien	2.03	6
Losses	5.02	34
Material Adverse Effect	2.09	8
Non-Compete Agreement	4.01	27
Notifying Party	5.04	35
Objection Notice	5.10	38
Ordinary Course of Business	2.08	8
PA DSS	2.24(d)	24
Patents	2.16(a)(i)	15
PCI	2.24(d)	24
PCI DSS	2.24(d)	24
Permits	2.24(b)	23
Permitted Liens	2.10(b)	9
Person	2.03	6
Plan	2.19(a)	19
Post-Closing Payments	1.02(ii)	1
Post-Closing Straddle Period	4.03(b)	27
Pre-Closing Straddle Period	4.03(b)	27
Pre-Closing Taxes	4.03(b)	28
Preferred Stock	2.06(a)	7
Purchase Price	1.02	1
Real Property	2.12(a)	10
Registered Intellectual Property	2.16(c)	16
Releases	1.03(b)(iv)(C)	3
Returns	2.14(a)	11
Schuster Amendment	1.03(b)(iv)(G)	3
Senior Indebtedness	3.07	27
Service Provider	2.18(a)	18
Shares	Recitals	1
Stock Purchase	Recitals	1
Stockholders	Recitals	1
Stockholder Disclosure Schedule	Article II	5
Stockholders Indemnified Parties	5.03	35
Straddle Period	4.03(b)	27
Subordination Agreement	1.03(b)(iv)(U)	4
Tax(es)	2.14(m)	13
Third Party Claim	5.04(a)	35
Third Party Property	2.16(b)	16
Trademarks	2.16(a)(iii)	15
Transaction Documents	2.02	6
Transition Services Agreement	1.03(b)(iv)(L)	4

ARTICLE VII.

MISCELLANEOUS

7.01. Press Releases and Announcements. Except as otherwise required by applicable Law, court process, regulatory obligation, stock exchange rule or any listing agreement, and except with respect to Higher One, the Company and the Stockholders following the Closing, the Stockholders will not, and will not permit any of their respective Affiliates, representatives or advisors to, issue or cause the publication of any press release or make any other public announcement, including, without limitation, any tombstone advertisements, or any announcements to Service Providers, customers or suppliers of the Company with respect to the transactions contemplated by this Agreement without the consent of Higher One.

7.02. Expenses.

(a) Except as otherwise expressly provided for herein, all Expenses incurred by Higher One shall be borne solely and entirely by Higher One and its pre-closing Affiliates, and all Expenses incurred by the Company, the Stockholders and their respective Affiliates shall be borne solely and entirely by the Stockholders; provided, however, that the Stockholders shall bear all Expenses incurred by the Stockholders.

(b) “Expenses” as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of legal counsel, accountants, investment bankers or other financial advisors, experts and consultants to a party and its Affiliates or stockholders, including, in the case of the Stockholders, any and all fees or expenses payable to Wilson Sonsini Goodrich & Rosati, P.C., FLG Partners, LLC or E. Payson Smith, Jr.) incurred by a party or on its behalf, including without limitation the expenses incurred in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the other Transaction Documents and all other matters related to the closing of the transactions contemplated by this Agreement, including all out-of-pocket expenses related to any regulatory filings or approvals required to be obtained by a given party.

7.03. Further Assurances. The parties hereto agree that, on and after the Closing Date, they shall take all appropriate action and execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the provisions hereof.

7.04. Amendment and Waiver. This Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

7.05. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and will be deemed to have been given (a) when personally delivered, (b) when receipt is electronically confirmed, if sent by facsimile or telecopy, or when receipt is confirmed by recipient if sent by other electronic transmission device; provided, however, that if receipt is confirmed after normal business hours of the recipient, notice shall be deemed to have been given on the next business day, (c) one day after deposit with a nationally recognized overnight courier, specifying next day delivery or (d) three days after being sent by registered or certified mail. Notices, demands and communications to Higher One and the Stockholders shall, unless another address is specified in writing, be sent to the address indicated below:

Notices to Higher One:	Higher One, Inc. 25 Science Park New Haven, CT 06511
Facsimile No.: (203) 776-7796
Phone: (203) 776-7776 x4427
Attention: General Counsel
and
Attention: Chief Financial Officer

with copies to:	Wiggin and Dana LLP
One Century Tower
P.O. Box 1832 New Haven, CT 06508-1832 Phone: (203) 498-4321
Facsimile No.: (203) 782-2889
Attention: Paul A. Hughes

Notices to the Stockholders:	CSWL, Inc.
39465 Paseo Padre Parkway
Suite 2900
Fremont, CA 94538

Dan G. Peterson
21 Via San Fernando
Tiburon, CA 94920

with copies to:	Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304
Phone: (650) 493-0000 Facsimile No.: (650) 493-6811 Attention: Jon Layman

Davis Wright Tremaine LLP
505 Montgomery Street, Suite 800
San Francisco, California 94111-6533 Phone: (415) 276-6500 Facsimile No.: (415) 276-6599
Attention: Paul Smith

7.06. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereby may be assigned by either party hereto without the prior written consent of the other party hereto; provided, however, that Higher One shall have the right, without the consent of the Stockholders, to assign all or any portion of its rights, duties and obligations under this Agreement (a) to any direct or indirect subsidiary of Higher One or (b) in connection with the sale of all or substantially all of the capital stock or assets of the Company.

7.07. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

7.08. Complete Agreement. This Agreement and the other Transaction Documents contain the complete agreement among the parties hereto and supersede any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

7.09. Counterparts. This Agreement may be executed via facsimile in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

7.10. Governing Law. The internal law, without regard to conflicts of laws principles, of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

7.11. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.12. Construction of Terms. Whenever used in this Agreement, a singular number shall include the plural and a plural the singular. Pronouns of one gender shall include all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting of financial matters, unless otherwise provided for herein, shall be computed in accordance with GAAP. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements. For purposes of this Agreement, “Knowledge” as it relates to any Person means the actual knowledge of such Person.

7.13. No Strict Construction; Stockholder Disclosure Schedule. The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The Stockholder Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if it were set forth verbatim herein. Disclosure of any fact or item in any particular Section in this Agreement or in any Section of the Stockholder Disclosure Schedule shall be deemed to have been disclosed with respect to every other Section in this Agreement to which such matter is reasonably apparent on its face.

7.14. Consent to Jurisdiction; Waiver of Jury Trial. Any legal action or proceeding with respect to this Agreement and any action for enforcement of any judgment in respect thereof may be brought in the courts of the State of Delaware or of the United States of America for the District of Delaware, and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts and appellate courts. The parties waive the right to trial by jury with respect to any claims hereby. The parties further irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the parties at their addresses referred to in Section 7.05. The parties hereby irrevocably waive any objection which they may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to and hereby further irrevocably waive and agree, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

7.15. Confidentiality. Each party hereto shall hold, and shall use its commercially reasonable best efforts to cause its Affiliates, and their respective officers, directors, employees and agents to hold, in strict confidence from any Person, unless

(a) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental Entities) or by other requirements of Law, or

(b) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereby,

the substance and existence of this Agreement and all documents and information concerning the other party or any of its Affiliates furnished to it by any other party or such other party’s officers, directors and agents in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (i) previously known by the party receiving such documents or information, (ii) in the public domain (either prior to or after the furnishing of such documents or information hereby) through no fault of such receiving party or (iii) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HIGHER ONE, INC.

By:
Its:	President

STOCKHOLDERS:

/s/ Dan Peterson
DAN PETERSON

CSWL, INC.

By:	/s/ Srebdhar Santhesh
Name:	Srebdhar Santhesh
Title:	President and CEO

[Signature Page to Stock Purchase Agreement]

List of Schedules and Exhibits to Stock Purchase Agreement

The following is a list of the exhibits and schedules to the Stock Purchase Agreement by and among the Stockholders listed on the signature pages thereto and Higher One, Inc., which schedules and exhibits have been omitted from this Exhibit 2.5 pursuant to Item 601(b)(2) of Regulation S-K. Higher One Holdings, Inc. undertakes to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

Schedules
Schedule 1.03(b)	Percentage Ownership
Schedule 1.03(b)(iv)(B)	Consents
Schedule 1.03(b)(iv)(C)	Resigning Officers and Directors
Schedule 5.02(e)	Indemnification Carve-Outs

Exhibits
Exhibit A	Transition Services Agreements

Exhibit A-1	Transition Services Agreement by and between Informed Decisions Corporation and Dan Peterson

Exhibit A-2	Transition Services Agreement by and between Informed Decisions Corporation and CSWL, Inc.

Exhibit A-3	Transition Services Agreement by and between Informed Decisions Corporation and ValueAdd Solutions, Inc

Exhibit B	Company’s Legal Opinion

Exhibit C	Subordination Agreement

Exhibit D	2009 Retention and Performance Bonus Plan

Exhibit E	Non-Compete Agreements

Exhibit E-1	Non-Competition Agreement by and between Higher One, Inc. and Dan Peterson

Exhibit E-2	Non-Competition Agreement by and between Higher One, Inc. and CSWL, Inc.